SHARE PURCHASE AGREEMENT

between

the investors of Zurmont Madison Private Equity L.P, listed on Schedule 1a hereto and represented by the General Partner, Zurmont Madison GP Ltd., Ground Floor, Liberation House, Castle Street, St Helier, Jersey, JE2 3AT

hereinafter “Sellers 1”

CHD Coinvest Ltd.
Ground Floor, Liberation House, Castle Street, St Helier, Jersey, JE2 3AT

hereinafter “Seller 2”

(Sellers 1 and Seller 2 each an Investment Shareholder and collectively the Investment Shareholders)

the Management Shareholders, listed on Schedule 1b hereto

hereinafter “Sellers 3 ”

(Sellers 3 each a Management Shareholder and collectively the Management Shareholders and the Investment Shareholders and the Management Shareholders each a Seller and collectively the Sellers)

and

Lionbridge International
3 West Pier Business Campus
Dun Laoghaire, Co. Dublin, Ireland

hereinafter “Buyer”

Sellers and Buyer each a “Party”
collectively the “Parties”

for the sale and purchase of

100% of shares in Tuscany Holding AG, Risch

hereinafter “Tuscany”

and

30.7% of shares (subject to adjustment on or before the Pre-Closing Date) in CLS Corporate
Language Services Holding AG, Opfikon

hereinafter “CLS Holding”

Tuscany and CLS Holding each a “Target Company”
collectively the “Target Companies”

Table of Contents

PREAMBLE

This Share Purchase Agreement (“Agreement") is made and entered into as of November 9, 2014 by and among Sellers, and Buyer.

Whereas:

A.	As of the date of this Agreement, the Investment Shareholders commonly own 100 per cent of the outstanding shares in Tuscany, a holding company that holds around 68.9 per cent of the outstanding shares in CLS Holding (with the exact percentage to be confirmed on or before the Pre-Closing Date); the Management Shareholders commonly own around 30.7 per cent of the outstanding shares in CLS Holding (with the exact percentage to be confirmed on or before the Pre-Closing Date), and giving effect any Own Shares; i.e., Sellers directly and indirectly own 100 per cent of the outstanding shares in CLS Holding, all as set forth in Exhibit A.

B.	As of the date of this Agreement, the operational business is run by several subsidiaries in different places worldwide, each as set forth in Exhibit B (hereinafter each a Subsidiary and collectively the Subsidiaries), and all indirectly or directly held by CLS Holding (the Target Companies and the Subsidiaries collectively referred to as the CLS Group Companies).

C.	The CLS Group Companies are professional language services providers, offering a comprehensive range of services for end-to-end multilingual text management, including everything from copywriting and translation to design and layout as well as to technology integrations into client applications (hereinafter the Business).

D.	The Sellers intend to disinvest the Target Companies by selling (i) 100 per cent of the shares in Tuscany (hereinafter the Tuscany Shares), and (ii) around 30.7 per cent of the shares in CLS Holding (with the exact percentage to be confirmed on or before the Pre-Closing Date) (hereinafter the CLSH Shares; Tuscany Shares and CLSH Shares collectively referred to as the Shares).

E.	Buyer intends to buy all Shares.

F.	Buyer intends that the CLS Group Companies will use the company name and the brand and/or trademarks, under the context of being a Lionbridge group company, for as long as appropriate following the Closing Date.

G.	The Management Shareholders are current employees or former employees who own CLSH Shares.

Now, therefore, the parties hereto agree as follows:

1.	Definitions and Interpretation

Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit 1.

2.	Sale and Purchase of Shares

2.1.	Object of Sale

(a)	On the terms and subject to the conditions of this Agreement, the Sellers hereby agree to sell and transfer to the Buyer, and the Buyer hereby agrees to purchase and accept from the Sellers, in each case at the Closing, full legal and beneficial ownership of the Shares, free and clear of any Security Interests. Each Seller shall sell and transfer to the Buyer the number of Shares set opposite the name of the Seller in Exhibit A (or such other total number of Shares as shall be owned by the Seller at Closing).

(b)	The Buyer shall not be obligated to purchase the Shares hereunder, unless such sale and purchase is consummated concurrently and at Closing the Shares constitute directly or indirectly 100% of the outstanding shares of capital stock of the Target Companies.

(c)	Each of the Sellers irrevocably waives any and all rights of pre-emption or other restrictions on transfer which may exist in respect of the Shares or any of them under the Articles of Association of the Company, the Shareholders Agreement or other equivalent document of the Company or otherwise and undertakes to take all steps necessary to ensure that any rights of pre-emption or other restrictions on transfer over any of the Shares are waived.

(d)	Subject to the guarantee of the Buyer pursuant to this paragraph (d), the Buyer may elect, by giving notice to the Sellers’ Representative no later than two (2) Business Days prior to the anticipated Closing, to have any of its obligations under this Agreement performed on its behalf by one or more of its Affiliates (hereinafter the Assignee Affiliate(s)).The Buyer hereby irrevocably and unconditionally guarantees to the Sellers in terms of article 111 CO the timely and due performance of all payment and other obligations and liabilities any of the Assignee Affiliates. If and to the extent such performance is not fully effected by any of the Assignee Affiliates in accordance with this Agreement, the Buyer shall remedy by effecting immediate and due performance, and if and to the extent such remedy cannot be effected or is not immediately effected by the Buyer, indemnify, hold harmless and be liable to the Sellers and compensate the Sellers with an amount corresponding to the amount of Loss sustained by the Sellers arising out of or caused by any breach of this Agreement by the Assignee Affiliates. Further, the Buyer shall deliver to the Sellers’ Representative an original copy of this Agreement fully executed by the Assignee Affiliate.

2.2.	Consideration

2.2.1.	Purchase Price

The overall purchase price for the Shares, payable by Buyer to Sellers in accordance with this Section 2.2, consists of the following components, i.e. (a.) the CLSH Purchase Price and (b.) the Tuscany Adjustment, as defined hereinafter:

a.	The purchase price for 100 per cent of the CLSH Shares (the CLSH Purchase Price) consists of:

i.	the fixed amount of

CHF 74,000,000.00 (in words: Swiss Francs 74 million/00, the CLSH Fixed Price);

ii.	plus or minus, as the case may be, an amount equal to the consolidated net cash amount of CLS Holding as of December 31, 2014, i.e.:

a.	the aggregate amount of all cash and cash equivalents of CLS Holding determined in accordance with the audited consolidated financial statements of CLS Holding as per December 31, 2014, less,

b.	the aggregate amount of all debt and debt equivalents of CLS Holding determined in accordance with audited consolidated financial statements of CLS Holding as per December 31, 2014, (the net total of (a) less (b) hereinafter the CLSH Net Cash Amount);

plus or minus, as the case may be,

the “NWC Adjustment Amount”, which is the difference between (a) the net working capital amount as per December 31, 2014 (the Closing NWC Amount) and (b) the amount equal to of 5.3 per cent of the annual consolidated revenues of CLS Group Companies in 2014 (the NWC Target Level); . Subject to the application of the Tolerance Amount, if the NWC Adjustment Amount is a negative amount, the CLSH Net Cash Amount will be reduced by the NWC Adjustment Amount, and if the NWC Adjustment Amount is a positive amount, the NWC Adjustment Amount shall be added to the CLSH Net Cash Amount; it being understood that net working capital calculation shall include any unpaid salary and unpaid bonus obligations for the period of time up to 31 December 2014, plus or minus, as the case may be,

b.	an amount equal to the net debt amount of Tuscany as of December 31, 2014 (the Tuscany Adjustment), i.e.:

i.	the aggregate amount of all cash and cash equivalents of Tuscany determined in accordance with the audited financial statements of Tuscany as per December 31, 2014, where the relevant cash and cash equivalent positions of the balance sheet are identified; less,

ii.	the aggregate amount of all debt and debt equivalents of Tuscany determined in accordance with the audited financial statements of Tuscany as per December 31, 2014, and where the relevant debt and debt equivalent positions (Exhibit 2.2.1b) of the balance sheet are identified.

The CLSH Purchase Price plus/minus the Tuscany Adjustment shall collectively be referred to as the Consideration.

2.2.2.	Estimated Closing Purchase Price

The Consideration payable by the Buyer to the Sellers at Closing shall be CHF 68,635,970 (the Estimated Closing Purchase Price), consisting of:

a.	the CLSH Fixed Price; plus

b.	CHF 1,772,555, i.e., the Estimated CLSH Net Cash Amount in accordance with CLSH Net Cash Forecast (as set forth in Exhibit 2.2.1.a); as determined in consultation with the Buyer; minus

c.	CHF 436,185, i.e., the Estimated NWC Adjustment Amount in accordance with the new working capital determination in the CLSH Net Cash Forecast (as set forth in Exhibit 2.2.1.a);); as determined in consultation with the Buyer minus

d.	CHF 6,700,400, i.e., the Estimated Tuscany Adjustment in accordance with the Tuscany Net Cash Forecast (as set forth in Exhibit 2.2.1.b, the Tuscany Net Cash Forecast) as determined in consultation with the Buyer.

2.2.3.	Determination of the Closing Purchase Price

The Consideration shall be finally determined on the basis of (i) the audited consolidated financial statements of CLS Holding as per December 31, 2014, and (ii) the audited financial statements of Tuscany as per December 31, 2014, ((i) and (ii) collectively the Closing Balance Sheets.

As soon as reasonably practicable, but by no later than 20 calendar days following the date the relevant audited financial statements are available, but in no event later than 31 May 2015, Buyer shall deliver to Sellers’ Representative the proposed Closing Balance Sheets, i.e., the proposed final determinations of the CLSH Net Cash Amount, the NWC Adjustment Amount (being understood that any positive or negative deviation which is lower than 2,0 per cent of the NWC Target Level shall be disregarded in the NWC Adjustment Amount (the Tolerance Amount) while any positive or negative deviation which exceeds 2,0 per cent shall be taken into account from the first Swiss Franc) and the Tuscany Adjustment, and the resulting Closing Purchase Price, all prepared on the same basis as the CLSH Net Cash Forecast (Exhibit 2.2.1.a) and the Tuscany Net Cash Forecast (Exhibit 2.2.1.b) (such statement, the Adjustment Statement).

The proposed Closing Balance Sheets and the Adjustment Statement shall be prepared in accordance with Swiss stock corporation law (Articles 620 et seq. CO and Articles 959 et seq. CO) and with the accounting policies, principles and practices of the Target Companies as adopted and applied by the Target Companies in the past audited financial statements, and in particular in line with the CLSH Net Cash Forecast (Exhibit 2.2.1.a) and Tuscany Net Cash Forecast (Exhibit 2.2.1.b).

In addition, in the preparation of the Closing Balance Sheet, irrespective of any applicable rules, in any net cash calculation net working capital shall exclude Seller’s Expenses, and liabilities (i) for interest bearing borrowed money (other than deposits, advances or excess payments accepted in connection with the sale of products or services in the ordinary course of business), (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) under leases required to be accounted for as capital leases, (iv) any Tax payable with respect to any event or circumstance occurring prior to 1 January 2015; any liability or open payment related to Project Sunrise and (v) any earn-out payment and additional exit fee or other payment due to former shareholders of CLS 4text GmbH. In any net cash calculation, net cash shall include (i) tax prepayments and right for refunds plus (ii) a credit of CHF 500,000 for tax losses in CLS Communication AG, which may be for tax purposes off-set against future profits (under the assumption that the tax losses are at least CHF 4’000’000, and if less, such credit shall be adjusted proportionally).

When preparing the Closing Balance Sheets and the Adjustment Statement, Buyer shall closely cooperate with Seller, and Buyer will, and agrees to procure that the Target Companies will, grant to the person designated by the Sellers’ Representative, full access to all documents, information and working papers as well as personnel of the CLS Group Companies which are required for the preparation of the Closing Balance Sheets and the Adjustment Statement.

Within 30 (thirty) calendar days upon delivery to Sellers’ Representative of the proposed Closing Balance Sheets and the Adjustment Statement, Sellers’ Representative shall give notice to Buyer of any item or items it wishes to dispute together with the reasons for such dispute and a list of proposed adjustments (the Objection Notice). In the absence of an Objection Notice, the proposed Closing Balance Sheets, the Adjustment Statement, and the calculations and amounts set forth therein shall be final and binding.

In case of a timely delivery of an Objection Notice by Sellers’ Representative, Sellers and Buyer shall endeavour in good faith to resolve any objection within 20 (twenty) Business Days upon receipt by Buyer of Sellers’ Objection Notice. If they are unable to do so, either party shall be entitled to retain Grant Thornton, Zurich branch, as independent auditor (as “Schiedsgutachter” in accordance with article 189 Swiss Code of Civil Procedure, the Appraiser) to independently verify, on the basis set out in this Section, to the extent disputed, the proposed Closing Balance Sheets and the Adjustment Statement, with such decision to be rendered within two months.

Buyer shall procure that the Appraiser will be furnished with all documents and information relating to its assignment as the Appraiser may reasonably request. Based thereon, the Appraiser shall determine, to the extent disputed, the proposed Closing Balance Sheets, the Adjustment Statement, and the calculations and amounts set forth therein, such determination being final and binding for the Parties.

If the Closing Purchase Price (as finally determined pursuant to this Section 2.2.3) differs from the Estimated Closing Purchase Price, (i) Buyer shall pay to Sellers the aggregate amount, if any, by which the Closing Purchase Price exceeds the Estimated Closing Purchase Price or (ii) Sellers shall pay to Buyer the amount, if any, by which the Estimated Closing Purchase Price exceeds the Closing Purchase Price (provided that in the case of (ii), the difference up to CHF 1 million shall be paid out of the Closing Cash Escrow).

2.2.4.	Payment of Consideration

Buyer shall:

a.	Pay at the Pre-Closing, to Pre-Closing Escrow Agent, the Estimated Closing Purchase Price;

b.	instruct at the Pre-Closing the Pre-Closing Escrow Agent to deliver at Closing, to the Escrow Agent, the Reps and Warranties Escrow Amount;

c.	instruct at the Pre-Closing the Pre-Closing Escrow Agent to deliver at Closing, to the Escrow Agent, an amount of CHF 1,000,000 (one million Swiss Francs; the “Closing Cash Escrow Amount”) in accordance with the provisions of the Closing Cash Escrow Agreement; and

d.	pay within five (5) Business Days following the final determination of the Closing Purchase Price pursuant to this Section 2.2.4, to Sellers, an amount equal to the positive difference of the Closing Purchase Price less the Estimated Closing Purchase Price, if any.

The payments of Buyer of the Consideration as further specified in this Section 2.2.4 to Sellers shall be made by wire transfer of immediately available funds to the account of Sellers’ Representative designated payment agent, as designated by the Sellers’ Representative to Buyer.

Sellers shall pay within five (5) Business Days following the final determination of the Closing Purchase Price pursuant to this Section 2.2.4 to Buyer, an amount equal to the negative difference of the Closing Purchase Price less the Estimated Closing Purchase Price, if any (provided that in the case of any difference up to CHF 1 million shall be paid out of the Closing Cash Escrow).The payment of Sellers shall be made by wire transfer of immediately available funds to the account of Buyer, i.e., Lionbridge International, to the account with Allied Irish Bank (AIB) account number 82020307,IBAN/ABA: IE07AIBK93208682020307 , Swift AIBKIE2D.

3.	Pre-Closing and Closing

3.1.	Date and Place

(a)	Subject to the terms and conditions of this Agreement, the fulfillment of the conditions to close (other than the conversion of the Target Companies into GmbHs) (the “Pre-Closing”) shall be confirmed within 5 (five) Business Days after December 31, 2014, on the date agreed between the Parties (the “Pre-Closing Date”), but in no event later than 3 months after the date of this Agreement (the “Long Stop Date I”).

(b)	Subject to the terms and conditions of this Agreement, the sale and purchase and the transfer of the ownership of the Shares (the “Closing”) shall be consummated within 8 (eight) Business Days after December 31, 2014, on the date agreed between the Parties (the “Closing Date”), but in no event later than 10 (ten) Business Days after the Pre-Closing Date (the “Long Stop Date II”).

(c)	Pre-Closing shall take place at the offices of Wenger and Vieli AG at Dufourstrasse 56 in 8008 Zurich, Switzerland, or at such other location as the Parties may agree.

(d)	Closing shall occur at the latest on 8.00 h a.m. Swiss time of the fourth Business Day following the day the Target Companies have delivered a pdf copy of an extract of the respective register of commerce showing registration of the conversion of the Target Companies into GmbHs in the respective registers of commerce (i.e. Tagebuchauszug) or at any other time after the Pre-Closing and prior to 8.00 h a.m. Swiss time of the fourth Business Day following the day the Target Companies have delivered a pdf copy such extract as determined by the Buyer, it being understood that the Closing must in any case occur before the Long Stop Date II.

3.2.	Conditions Precedent to Pre-Closing

3.2.1.	Conditions to Obligations of all Parties

The respective obligations of the Parties to effect the transactions contemplated under this Agreement shall be subject to the satisfaction or waiver by all Parties, on or before the Long Stop Date, of the following conditions:

a.	All approvals shall have been obtained and any waiting period under applicable Merger Control Laws shall have expired or been terminated by the competent authorities; and

b.	no governmental or other proceeding shall be pending or threatened and no order, injunction or decree of any court, administrative body or arbitration tribunal shall exist which seeks to enjoin, restrain or prohibit the transfer of the Shares.

c.	The Parties shall have agreed to the content and the Parties (including the respective Escrow Agents) of (i) the Reps and Warranties Escrow Agreement, (ii) the Closing Cash Escrow Agreement and (iii) the Pre-Closing Escrow Agreement (the agreements under (i) – (iii) (together the “Escrow Agreements”), shall have executed and duly signed the Escrow Agreements.

3.2.2.	Conditions to the Obligations of the Sellers

Sellers have received a tax ruling to the satisfaction of Sellers from the competent Swiss tax authorities (the “GmbH Tax Ruling”), which covers all aspects of the conversion of the Target Companies into GmbHs between Pre-Closing and Closing. The GmbH Tax Ruling shall be prepared and filed by Sellers’ counsel in consultation with Buyer’s counsel, and any and all costs in connection with the preparation and filing of the GmbH Tax Ruling shall be borne by Buyer.

3.2.3.	Conditions to the Obligations of the Buyer

The obligation of the Buyer to purchase the Shares shall be subject to the satisfaction or waiver by the Buyer on or prior to the Pre-Closing Date of the following conditions:

a.	No Material Adverse Effect shall have occurred since 30 September 2014.

b.	The representations and warranties in Section 5 and Section 6 shall be true and correct, in each case both at and as of the date of this Agreement and the Pre-Closing Date, except (i) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct), and (ii) where the failure of any representations and warranties in Section 6 to be true and correct would not, individually, or in the aggregate, have a Material Adverse Effect on the CLS Group Companies without giving effect to any limitation as to materiality or material adverse effect set forth herein on and as of such earlier date.

c.	As of the Pre-Closing, other than as set forth in this Agreement, none of the Key Persons set forth in Exhibit 3.2.2 c. shall have left or announced in writing to any of the CLS Group Companies his or her intention to leave any of the CLS Group Companies.

d.	Each Seller and the Target Companies have performed or complied with in all material respects all obligations and covenants required by Section 9.1 to be performed or complied with by such Seller or the Target Companies, as applicable, by the Pre-Closing or in the period between the date of this Agreement and Pre-Closing whereby in respect to Section 9.1(a) non-compliance must individually, or in the aggregate, have a Material Adverse Effect on the CLS Group Companies.

e.	The Sellers’ Representative shall have provided to the Buyer signature pages to this Agreement of all Sellers who did not execute and deliver signature pages to this Agreement on the date of this Agreement.

f.	The Sellers shall have provided the Buyer with interim management accounts for October and November, 2014.

3.2.4.	Form 8832 Filing

No later than 30 days prior to the Pre-Closing, Seller shall designate and empower (through a power of attorney or otherwise) EY as its agent (or any other agent acceptable to Buyer) to file on its behalf a Form 8832 with the U.S. Internal Revenue Service on behalf of the Target Companies, it being understood that Buyer shall reimburse the Sellers and the Sellers’ Representative for all external costs incurred in this context.

3.2.5.	Waiver of Conditions Not-Satisfied

Prior to the Pre-Closing, each Party shall inform the other Party immediately upon becoming aware of any fact or matter that constitutes or could reasonably be expected to constitute a breach or non-satisfaction of the conditions set forth in Sections 3.2.2 or 3.2.3 . At any time prior to the Pre-Closing, (a) the Sellers’ Representative (on behalf of the Sellers) and the Buyer may jointly waive in writing in whole or in part the conditions set forth in Section 3.2.1, the Seller may waive in writing in whole or in part the condition set forth in Section 3.2.2, and the Buyer may waive in writing in whole or in part the condition set forth in Section 3.2.3.

3.2.6.	Termination prior to Pre-Closing

This Agreement may be terminated prior to the Pre-Closing as follows:

a.	By the mutual written agreement of the Sellers’ Representative (on behalf of the Sellers) and the Buyer.

b.	By the Buyer by giving written notice to the Sellers’ Representative (on behalf of the Sellers), if any of the conditions set forth in Section 3.2.1 or 3.2.3 are not satisfied on, or have become incapable of being satisfied on or before the Long Stop Date, provided that such unsatisfied condition was not caused, or principally caused, by a material breach by the Buyer of any of its obligations under the Agreement.

c.	By Sellers’ Representative (on behalf of the Sellers) by giving written notice to the Buyer, if any of the conditions set forth in Section 3.2.1 or Section 3.2.2 are not satisfied on, or have become incapable of being satisfied on or before the Long Stop Date, provided that such unsatisfied condition was not caused, or principally caused, by a material breach by the Sellers of any of their obligations under the Agreement.

d.	If this Agreement is terminated pursuant to Section 3.2.6a, b or c, or 4.2.2. this Agreement shall forthwith become void and there shall be no further obligation on the part of any Party or its officers, directors, employees, shareholders, investment bankers, accountants, counsel or other representatives with respect to the transactions contemplated hereby, except for obligations under Section 11 (Press Releases and Other Public Announcements), Section 12.3 (Costs and Expenses), Section 13 (General Provisions) including Section 13.11 (Governing Law) and 13.12 (Dispute Resolution) and this Section 3.2.6(d), all of which shall survive the termination of this Agreement. If this Agreement is terminated according to this Section 3.2.6, such termination shall be without liability of any Party to any other Party; provided that if such termination results from the willful failure of any Party to fulfill a condition to the performance of the obligations of another Party or to perform a covenant of this Agreement or the grossly negligent breach of any Party, such breaching Party shall, notwithstanding any other provision of this Agreement, be fully liable for any and all damages, loss, costs or expenses incurred or suffered by the other party as a result of such failure or breach; provided that in no event shall either Party be liable to the other Party pursuant to this Section 3.2.6(d) in excess of the Consideration. For the avoidance of any doubt, in addition to such liability, either Party shall be entitled to seek relief in the form of specific performance, injunctions or other interim relief.

e.	If this Agreement is terminated pursuant to this Section 3.2.6 or Section 4.2.2, upon the request of a Party (or the Sellers’ Representative on behalf of the Sellers), the other Party shall, and shall cause its Affiliates and its respective directors, employees and advisors to, promptly (i) return or cause to be returned or (ii) destroy, in each case all documents and information received from the requesting Party relating to the transactions contemplated hereby, whether so obtained before or after the date hereof.

3.3.	Closing Actions at Pre-Closing

All actions required to be taken at the Pre-Closing in accordance with Sections 3.3.1, 3.3.2 and 3.3.3 shall be deemed to have occurred simultaneously as part of a single transaction and the Pre-Closing shall not be deemed to have occurred until all such actions have been completed by the Parties.

3.3.1.	Actions by Sellers

At the Pre-Closing:

a)	The Investment Shareholders shall assign and transfer the Tuscany Shares to Buyer (with such assignment and transfer to become effective as of the Closing Date) by delivering to an escrow agent (the “Pre-Closing Escrow Agent”) under the provisions of the respective agreement (the “Pre-Closing Escrow Agreement”) the shares certificates, representing 100 per cent of the share capital of Tuscany, endorsed in blank where necessary (or, to the extent such shares are not certificated, valid assignments in writing relating to such shares), free and clear of any Security Interest or other third party rights;

b)	the Management Shareholder shall assign and transfer the CLSH Shares to Buyer (with such assignment and transfer to become effective as of the Closing Date) by delivering to Pre-Closing Escrow Agent the shares certificates, representing the CLSH Shares , endorsed in blank where necessary (or, to the extent such shares are not certificated, valid assignments in writing relating to such shares), free and clear of any Security Interest or other third party rights;

c)	Sellers shall deliver to Buyer originals of all corporate actions required under applicable law and the articles of incorporation of each of the Target Companies to approve the transfer of the Shares from the Sellers to Buyer and the entry of Buyer in the respective share register of the Target Companies as a shareholder with voting rights with respect to the respective Shares with effect as of Closing Date;

d)	Sellers shall deliver to Buyer any power of attorney pursuant to which any of the Shares transfers described in this Section 3.3.1 are executed as of the Closing Date or any other evidence reasonably satisfactory to the Buyer of the binding authority of any person signing any of the documents described in this Section 3.3.1 on behalf of the Sellers;

e)	Sellers shall deliver to Buyer a duly executed resignation letter from each member of the board of directors and the statutory auditor of the Target Companies and CLS Communication AG, Opfikon (except for Mr. Matthias Trümpy who will remain in office), pursuant to which such member or the statutory auditor, as the case may be, declares its resignation with effect as of the Closing Date as a member of the board of directors or statutory auditor, as applicable. In these letters, the resigning member of the board of directors or statutory auditor shall confirm that there are no outstanding claims as of the Pre-Closing Date, and shall declare have no rights as of the Pre-Closing Date, against the Target Companies in connection with his/its activity as a board member or a statutory auditor (see Exhibit 9.1.c)

f)	Sellers shall deliver to Buyer three (3) originals of the Escrow Agreements, duly executed by the Sellers’ Representative;

g)	Sellers shall deliver to Buyer evidence reasonably satisfactory to the Buyer of the termination with effect prior to the Closing Date of any Shareholders Agreement;

h)	Sellers shall deliver to the Buyer a certificate signed by a member of the board of directors of each of the Target Companies certifying that the Representations and Warranties under Sections 5 and 6 of this Agreement are still true and correct as of the date of the Pre-Closing.

i)	In addition, the Sellers shall give any of the confirmations as may be required under the Pre-Closing Memorandum under Section 4.6.

3.3.2.	Actions by Buyer

At the Pre-Closing, Buyer shall deliver to the Sellers’ Representative:

a)	three (3) originals of the Escrow Agreements, duly executed by the Buyer;

b)	evidence of payment transfer of (i) CHF 7,893,136.55 (equal to 11.5 % of the Estimated Closing Purchase Price (the “Reps and Warranties Escrow Amount”) and (ii) the Closing Cash Escrow Amount to the Escrow Agent; and

c)	evidence of payment transfer of (i) CHF 59,742,833.45 (i.e. the remainder of the Estimated Closing Purchase Price in accordance with Section 2.2.4) and (ii) the Loan Amount to the Pre-Closing Escrow Agent.

d)	Buyer shall deliver to the Sellers a certificate signed by a member of the board of directors of Buyer certifying that the Representations and Warranties under Section 7 of this Agreement are still true and correct as of the date of the Pre-Closing.

e)	Confirmation by the respective register of commerce that the documentation for the conversion of the Target Companies into GmbHs has been pre-approved by the respective register of commerce.

f)	In addition, Buyer shall give any of the confirmations as may be required under the Pre-Closing Memorandum under Section 4.6.

3.3.3.	Actions by Sellers and Buyer

At the Pre-Closing, Sellers and Buyer shall:

a)	hold the necessary shareholders/board meetings of the CLS Group Companies to replace, and grant full and unrestricted release to the resigning board members;

b)	procure that the Escrow Agent delivers to the Parties three (3) originals of the Escrow Agreements, duly executed by the Escrow Agents;

c)	procure that the outstanding shareholder loans of Tuscany from both Investment Shareholders in the aggregate amount of CHF 3 m (plus accrued interest of ca. CHF 200k) at Pre-Closing are sold and assigned to the Buyer effective at the Closing Date at face value, i.e., CHF 3,200,000 as per December 31, 2014 (the “Loan Amount”) which are accordingly included in the Tuscany Net Cash Forecast as debt;

d)	execute the Pre-Closing Memorandum; and

e)	file on the same time all documents required for the conversion of the Target Companies into GmbHs with the respective register of commerce.

4.	Actions prior to Pre-Closing and Closing

4.1.	General

Unless specifically otherwise provided herein, the Parties undertake to use their commercially reasonable best efforts to procure that:

a)	the conditions precedent set forth in Section 3.2.1, 3.2.2 and 3.2.3 shall be satisfied by Pre-Closing;

b)	they will do and procure that their Affiliates shall do all acts and things as are reasonably necessary (and within their power) to implement the transactions contemplated by this Agreement; and

c)	they shall fully cooperate and promptly inform each other of any relevant actions taken prior to Pre-Closing or Closing.

4.2.	Conditions Precedent to Closing

4.2.1.	Conditions to Obligations of all Parties

The respective obligations of the Parties to effect the transactions contemplated under this Agreement shall be subject to the satisfaction or waiver by all Parties, on or before the Long Stop Date, of the following condition:

a.	The Pre-Closing has occurred and is completed; and

b.	The Target Companies have delivered an extract of the register of commerce (in pdf form) showing that the conversion of the Target Companies into a GmbH in the register of commerce has been entered into the respective register of commerce.

4.2.2.	Actions by Sellers

At the Closing Date, Sellers shall cause the Target Companies to deliver an extract of the register of commerce (in pdf form) showing that the conversion of the Target Companies into a GmbH in the register of commerce has been entered into the respective register of commerce.

4.2.3.	Actions by Pre-Closing Escrow Agent

At Closing, the Pre-Closing Escrow Agent shall transfer in accordance with the provisions of the Pre-Closing Escrow Agreement the portion of the Consideration held in escrow to the Sellers’ Representative and shall deliver the shares certificates representing 100 per cent of the share capital of Tuscany and the shares certificates, representing the CLSH Shares, to the Buyer.

4.3.	Filings and Submissions

(a)	Promptly after the date of this Agreement, Buyer shall make (if permitted under applicable law) or prepare all filings and submissions required under applicable Merger Control Laws pursuant to Section 3.2.1 (a) whereby Sellers shall procure that all relevant information for such filing is timely delivered to the Buyer who shall be ultimately responsible for the proper and due filings and submissions required under applicable Merger Control Laws pursuant to Section 3.2.1 (a).

(b)	No Party shall make any filings or submissions without the prior consent of the other Party or Parties (such consent not to be unreasonably withheld or delayed).

4.4.	Conversion to GmbH

Promptly after the date of this Agreement, Buyer shall prepare at its own costs all required documents so that each of CLS Corporate Language Services Holding and Tuscany Holding AG are converted into a GmbH and shall have those documents pre-approved by the respective commercial registers. Seller shall cause the Target Companies, whereby any external costs shall be borne by the Buyer, to deliver all information and documentation required for such conversion.

Sellers and Buyer shall continue to explore alternative route as to Closing mechanism and procedures in Section 3 and 4, whereby each Seller grants power of attorney to the Seller’s Representative to agree and implement any such alternative on behalf of such Seller.

4.5.	Project Sunrise

Sellers shall procure that Project Sunrise will be fully accomplished prior to Closing Date, i.e. (i) a new legal entity located in Shanghai, PRC, which is fully owned (100 per cent) by CLS Communication Asia Pacific Pte Ltd. (the Subsidiary located in Singapore) has been duly formed under the applicable laws of PRC, (ii) the contracts with the customers and personnel of CLS Communication (Shanghai) Co. Ltd., PRC, have been terminated and new contracts with such customers and personnel entered into by the new legal entity, and (iii) 100% of the shares in CLS Communication (Shanghai) Co. Ltd. have been sold to a third party.

4.6.	Pre-Closing Memorandum

Sellers’ legal counsel, in cooperation with Buyer’s legal counsel, shall prepare a closing memorandum which describes the Closing Actions pursuant to Section 3.3.1, 3.3.2 and 3.3.3 and which shall serve to the parties as evidence for the closing of the transactions contemplated under this Agreement (the Pre-Closing Memorandum). By executing the Pre-Closing Memorandum, the Parties certify that all actions required to be taken at the Pre-Closing and all conditions precedent to the Pre-Closing in accordance with Section 3 have been met.

4.7.	Termination after Pre-Closing and prior to Closing

In the event that the Closing has not occurred on the Long Stop Date II, either the Sellers’ Representative (acting on behalf of all Sellers) or the Buyer may terminatethis Agreement by giving written notice to other Party, unless the Buyer undertakes by written offer delivered to the Sellers’ Representative within one Business day after the Long Stop Date II to implement the transaction under this Agreement without the GmbH conversion, but without any material changes to other terms of this Agreement and within the subsequent five Business Days..

In the event that this Agreement is terminated in accordance with this Section 4.7, the Pre-Closing Escrow Agent shall release (i) all amounts in escrow to the Buyer and (ii) the share certificates of the Target Companies to the Sellers’ Representative (on behalf of the Sellers).

4.8.	Post-Closing Action

Immediately after Closing, Buyer shall procure that the Sellers registered as shareholders (or the Pre-Closing Escrow Agent holding such Shares on behalf of the Sellers) of any Target Company converted into a GmbH shall be deregistered in the respective register of commerce as shareholders of such Target Company.

5.	Representations and Warranties relating to Shareholding

Subject to the limitations set forth in Section 8, each Seller acting individually and not jointly hereby represents and warrants to the Buyer that the following representations and warranties are true and correct as of the date of Closing Date.

a.	Such Seller being a legal person is incorporated as a company is duly incorporated and organized and validly existing under the laws of its incorporation.

b.	Such Seller is the sole legal and beneficial owner of the Shares held by such Seller pursuant to Exhibit A, free and clear of any Security Interests, pledges or other third party rights.

c.	Such Seller has all requisite power and authority to execute and deliver this Agreement and any agreement foreseen by it (“Transaction Agreements”) to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by each Seller of this Agreement and the performance by each Seller of this Agreement and any Transaction Agreement to which it will be a party and the consummation by each Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate bodies or, as the case may be, other action on the part of each Seller.

d.	This Agreement has been duly and validly executed and delivered by each Seller and constitutes, and each of the Transaction Agreements, upon its execution and delivery by any Seller which is a party thereto, will constitute, a valid and binding obligation of such Seller, as the case may be, enforceable against such Seller in accordance with its terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

e.	Neither the execution and delivery by any Seller of this Agreement or the Transaction Agreements to which such Seller will be a party, nor the consummation by any Seller of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Articles of Association or Organizational Rules of such Seller, (ii) require on the part of any Seller any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity.

f.	Neither the execution and delivery by any Seller of this Agreement or the Transaction Agreements to which Tuscany or such Seller will be a party, nor the consummation by any Seller of the transactions contemplated hereby or thereby, will violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Seller.

g.	As per the Closing Date there is no outstanding option over or right to subscribe, call or put for any share capital of the Target Companies.

6.	Representations and Warranties relating to the Business

Each Seller hereby represents and warrants to Buyer that the following representations and warranties relating to CLS Holding, Tuscany and its Subsidiaries are true and correct as of the date of this Agreement, and the Closing Date except to the extent such representation and warranty expressly relates to a specific date only (in which case such representation and warranty shall be true and accurate as of such date only).

Irrespective of the content of the individual representations and warranties set forth in Section 6, any representation and warranty shall be limited or excluded, as the case may be, by any matter or information that is disclosed in:

a)	the vendor’s due diligence report “Project Horizon” (re. financial and pension issues) provided by EY on May 15, 2014 (provided on DVD); the Q&A Responses dated 31 October 2014 and the additional documents listed in Exhibit 6 a). The Parties explicitly agree that Article 200 CO shall not apply,

b)	the disclosure letter delivered by Sellers to Buyer (the Disclosure Letter, Exhibit 6 b); and

c)	this Agreement and in the Schedules, Exhibits and other annexes attached to this Agreements (Transaction Agreements).

(All documents referred to in Section 6 a) through c) collectively the Disclosed Documents).

The information contained in the Disclosed Documents shall be deemed fairly disclosed to the Buyer, and shall operate as an exception to Sellers’ representations and warranties as set forth in Section 6, and exclude the remedies of Buyer as set out in Section 8. The concept of fair disclosure as defined herein shall supersede article 200 CO. For the purposes of this Section 6 and taking into account that the Disclosed Documents incorporate documents which are governed by several different laws and are drafted in several different languages, “fairly disclosed” shall mean a disclosure of a fact or matter or other information in a document disclosed by the Sellers to Buyer in a manner that would allow a reasonably diligent, knowledgeable, professionally advised and well informed buyer from a similar industry sector to reasonably identify and discern the relevance or risk implication of such matter, fact or circumstance, including the magnitude and probability of such risk.

6.2.	Corporate Organization and Qualification

(a)	The CLS Group Companies are duly organized and validly existing under the laws of their place of incorporation and have the full corporate power and authority to own or use their assets and properties and to conduct their Businesses as the same are presently being conducted.

(b)	The capital structure of the Target Companies is set forth in Exhibit A.

(c)	The shares of each Subsidiary, as listed in Exhibit B, are directly legally and beneficially owned, in their entirety, free and clear of any Security Interests, pledges or other third party rights by CLS Holding, are validly issued and fully paid in.

(d)	As of the Closing Date, there exists no authorization, obligation or arrangement (present or future, absolute, contingent or otherwise) of any of the CLS Group Companies to issue or sell shares to any person. No further capital, shares, or other equity instruments in the CLS Group Companies have been or will be issued on or before the Closing Date. As per Closing all rights granted pursuant to the CLS Management Participation Plan (CLS Management Beteiligungsplan) have been exercised or cancelled and no person has the right to acquire any shares of any of the CLS Group Companies. As of the Closing Date, there are no outstanding or authorized share option, phantom stock or similar rights with respect to any of the CLS Group Companies. As per Closing, except as set forth in the Shareholders Agreements that will be terminated as of Closing, there are no agreements, voting trusts or proxies with respect to the voting in respect of the shares of any of the Target Companies.

(e)	As per the Closing Date, except as set forth in the Shareholders Agreements that will be terminated as of Closing, (i) the Target Companies have no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of Indebtedness or assets of the Target Companies and (ii) the Target Companies have no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof.

(f)	Except as set forth in the Shareholders Agreements that will be terminated as of Closing, there is at Closing no agreement, written or oral, between Target Companies and any holder of its shares, or, to the Sellers’ knowledge, among any holders of its shares, relating to the sale or transfer (including agreements relating to rights of first refusal, co sale rights or “drag along” rights), or voting, of the capital stock of any of the Target Companies.

(g)	Each of the CLS Group Companies has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

(h)	Each of the CLS Group Companies is duly qualified to conduct business and, where applicable, is in good standing under the laws of each jurisdiction, which jurisdictions constitute the only jurisdictions in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(i)	To the extent required by applicable law, the minute books (containing the records of meetings of the shareholders and the board of directors) since January 1, 2013 and the stock record books of each of the CLS Group Companies are correct and complete in all material respects. None of the CLS Group Companies is (i) in default under or (ii) in violation of any provision of applicable corporate law, its corporate charter or bylaws, except in the case of (i) and (ii) that would not reasonably be expected to have a Material Adverse Effect.

(j)	Neither the execution and delivery by any Seller of this Agreement or the Transaction Agreements to which such Seller will be a party, nor the consummation by any Seller of the transactions contemplated hereby or thereby, will (a) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Material Contract, except as disclosed in the Disclosed Documents, to which any of the CLS Group Companies is a party or by which any of the CLS Group Companies is bound or to which any of their respective assets is subject, (b) result in the imposition of any Security Interest upon any assets of any of the CLS Group Companies or (c) violate any order, injunction, decree, statute, or regulation applicable to any CLS Group Companies or any of their respective assets, except (referring to (a), (b) and (c)) in the case such notice, filing, permit, authorization, consent, approval, conflict, breach, default, acceleration, right of termination, right of modification, right of cancellation, waiver, imposition of a Security Interest or violation would not reasonably be expected to have a Material Adverse Effect.

6.3.	Financial Statements

(a)	The statutory and consolidated financial statements for the business years 2012 and 2013, the interim consolidated financial accounts of CLS Holding per June 30, 2014, the September 30, 2014 consolidated management accounts (without notes) and the statutory financial statements for the business years 2012 and 2013 of Tuscany (together the “Target Financial Statements”, all in Exhibit 6.3(a), have been prepared in accordance with Swiss stock corporation law (Articles 620 et seq. CO and Articles 959 et seq. CO) consistent with past practice and are in all material respects accurate, correct and complete, and fairly represent the course of the Business as at the date for which they have been prepared.

(b)	(i) The Subsidiaries statutory financial statements for the business years 2012 and 2013 have been prepared in accordance with applicable law and are in all material respects accurate, correct and complete, and fairly represent the course of the Business as at the date for which they have been prepared, and (ii) interim group reporting packages of each of the Subsidiaries on an individual basis for the period from January 1 through September 30, 2014 have been prepared in accordance with group reporting instructions, (and for any Swiss Subsidiary in accordance with Swiss stock corporation law (Articles 620 et seq. CO and Articles 959 et seq. CO)) ((i) and (ii) together the “Subsidiary Financial Statements” all in Exhibit 6.3.(b)).

(c)	None of the CLS Group Companies has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (i) liabilities shown on balance sheet of the Target Financial Statements or Subsidiary Financial Statements, (ii) liabilities which have arisen since December 31, 2013 in the Ordinary Course of Business, (iii) contractual and other liabilities incurred in the Ordinary Course of Business below CHF 50’000 which are not required by applicable law and in accordance with past practice to be reflected on a balance sheet, and (iv) liabilities that would not reasonably be expected to have a Material Adverse Effect.

(d)	The CLS Group Companies maintain their bookkeeping and record system in accordance with the requirements of the applicable law in all material respects.

(e)	No material costs and no material expenses legally owed by the CLS Group Companies are borne by any Person other than the CLS Group Companies and all such costs and expenses are reflected in the books and records of the CLS Group Companies.

6.4.	Taxes

(a)	All Tax returns which ought to have been made or filed with respect to Taxes payable or reimbursable by the CLS Group Companies have been properly, timely and duly submitted to the relevant Tax authorities. All information, statements, disclosures, notices computations, accounts reports and returns submitted to such authorities, were when made, materially true, correct and complete, and are not the subject of any dispute with such authorities. All Tax returns (i) have been prepared in the manner required by legal requirements and (ii) to the extent required by law accurately reflect the liability for Taxes of the CLS Group Companies in all material respects.

(b)	All Taxes for which the CLS Group Companies are liable in respect of the relevant periods have been duly and timely paid or, to the extent that any Taxes have not been paid, fully provisioned in the relevant accounts and all unpaid Taxes of each of the CLS Group Companies after the December 31, 2013 arise in the Ordinary Course of Business and are of a type and amount commensurate with Taxes attributable to prior similar periods.

(c)	Any increase or decrease of the capital contributions reserves has been properly, and duly reported to the Swiss Federal Tax Administration.

(d)	None of the CLS Group Companies (i) has any actual or potential liability as a transferee or successor, pursuant to any material contractual obligation, or otherwise for any Taxes of any person other than the CLS Group Companies, or (ii) is a party to or bound by any material Tax indemnity, Tax sharing (except for the profit sharing agreement (Ergebnisabführungsvertrag) between CLS 4-Text GmbH, Berlin, Germany, and CLS Communication GmbH, Frankfurt, Germany), Tax allocation or similar agreement. All material Taxes that each of the CLS Group Companies was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly and timely paid to the appropriate Governmental Entity. The CLS Group Companies do not report at the date of this Agreement and at the Closing Date any reserves which are considered old reserves in the sense of the Practice of the Swiss federal tax administration regarding the old reserves theory.

(e)	The CLS Group Companies are not a party to any action or proceeding by any competent Tax authority for non-payment of Taxes, or have received notice from such body of any claim for such non-payment of Taxes, and no Tax return of the Group Companies is to the best knowledge of Sellers currently under Tax audit by any taxing authority and no written notice or other communication of any such Tax audit has been received.

(f)	No agreements, transactions or arrangements involving the CLS Group Companies have been challenged by any Tax authority on the basis of any provision, regulations or general Tax concept relating to transfer pricing or constructive dividends. Any provision, regulation or general Tax concept relating to the documentation, reporting, analyzing, filing, justifying of all agreements, transactions or arrangements involving the CLS Group Companies are satisfied. Any transactions of the Group Companies with related parties have been executed at arm’s length terms.

(g)	All records which the CLS Group Companies are required to keep for Tax purposes or which would be needed to substantiate any claim or position taken in relation to Taxes by the CLS Group Companies have been duly kept and are kept by the CLS Group Companies.

(h)	CLS Holding has made available to the Buyer (i) complete and correct copies of all material Tax Returns of CLS Communication AG, Opfikon, Switzerland, CLS 4-Text GmbH, Berlin, Germany, and CLS Lexi-tech Ltd., New Brunswick, Canada, relating to Taxes for the taxable periods of 2011, 2012 and 2013, and (ii) complete and correct copies of all material private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents, which in each case must be of material relevance, submitted by, received by or agreed to by or on behalf of any of the CLS Group Companies, and relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. No examination or audit of any Tax Return of any of the CLS Group Companies is currently in progress or, to the best knowledge of Sellers, has been threatened in writing. None of the CLS Group Companies has been informed in writing by any jurisdiction that the jurisdiction believes that any of the CLS Group Companies was required to file any Tax return that was not filed. None the CLS Group Companies waived any statute of limitations with respect to Taxes.

(i)	There are no Security Interests or other encumbrances with respect to Taxes upon any of the assets or properties of any of the CLS Group Companies, other than with respect to Taxes not yet due and payable.

(j)	None of the CLS Group Companies has permanent establishments in the sense of the relevant tax laws in countries other than their country of incorporation.

(k)	None of the CLS Group Companies is or has ever been a party to a transaction or agreement that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction, which in the aggregate would reasonably be expected to have a Material Adverse Effect.

(l)	All payments made by CLS Group Companies to employees and self-employed individuals have been made in compliance in all material respects with all applicable tax laws regarding payroll taxes and social security contributions

(m)	None of the CLS Group Companies has made any payment that could be treated as a hidden / deemed dividend and lead to adverse tax consequences.

6.5.	Absence of Certain Changes

Since September 30, 2014 there has occurred no event or development which has had, or would reasonably be expected to have, a Material Adverse Effect.

6.6.	Ownership and Condition of Assets

(a)	The CLS Group Companies have ownership of all material assets and property recorded to be owned by them in the Financial Statements. Such assets and property will be sufficient for the CLS Group Companies to conduct their respective Business immediately following the Closing in substantially the same manner as such businesses are conducted as of the date hereof.

(b)	Each Subsidiary is the true and lawful owner, and has good title to, all assets purported to be owned by it, free and clear of all Security Interests except for Permitted Security Interests.

6.7.	Real Property

Neither CLS Holding, nor Tuscany nor Any Subsidiary own nor, during the three years prior to Closing, have owned any Real Property.

6.8.	Real Property Leases

CLS Holding has made available to the Buyer complete and accurate copies of the Leases. With respect to each Lease:

a.	such Lease is in full force and effect and is legal, valid, binding, enforceable against the applicable Subsidiary, and, to the best knowledge of Sellers, against each other party thereto, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles;

b.	such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

c.	neither the applicable Subsidiary, nor, to the best knowledge of Sellers, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the best knowledge of Sellers, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by any Subsidiary or, to the best knowledge of Sellers, any other party under such Lease, other than any such breaches, violations or defaults which would not reasonably be expected to have a Material Adverse Effect;

d.	there are no disputes recorded in writing, or forbearance programs recorded in writing in effect as to such Lease and to Sellers’ best knowledge, there are no oral disputes, oral agreements or oral forbearance programs in effect as to such Lease;

e.	other than the Leases, no Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or, other than Permitted Security Interests, encumbered any interest in the leasehold or subleasehold; and

f.	to the best knowledge of Sellers, all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of the Business as currently conducted at such facilities.

6.9.	Intellectual Property

(a)	The respective CLS Group Company is registered as proprietor, or has applied to be so, with respect to all trademarks, designs and domain names, as listed in Exhibit 6.9.

(b)	Except as would not reasonably be expected to have a Material Adverse Effect, each CLS Group Company owns or has the right to use all Intellectual Property necessary to conduct its business, including (i) to use, produce, market and distribute the Customer Deliverables as currently used, provided, marketed and distributed and the Customer Deliverables currently under development and (ii) to operate the Internal Systems as currently operated. The consummation of the transactions contemplated by this Agreement will not result in the loss or reduction of any rights in any Business Intellectual Property used by CLS Holding or any Subsidiary. CLS Holding or the appropriate Subsidiary has taken reasonable measures to protect the proprietary nature of each item of Business Intellectual Property that it owns, and to maintain in confidence all trade secrets and confidential information, that it owns except where failure to protect or maintain would not reasonably be expected to have a Material Adverse Effect. No other person or entity has any rights to any of the Business Intellectual Property owned by CLS Holding or any Subsidiary (except pursuant to agreements or licenses specified in Section 6.9 of the Disclosure Letter and other non-exclusive licenses entered into in the Ordinary Course of Business), and, no person or entity is infringing or misappropriating any of the Business Intellectual Property owned by the Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect., There is no actual infringement or breach by the CLS Group Companies of intellectual property rights of third parties, except as would not reasonably be expected to have a Material Adverse Effect.

(c)	To Sellers’ best knowledge, none of the Customer Deliverables as currently used, produced, marketed and distributed by the Subsidiaries infringes or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. Neither the conduct of the Business nor any of the Internal Systems, or the use thereof, infringes, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity, except as would not reasonably be expected to have a Material Adverse Effect. Section 6.9 of the Disclosure Letter lists as of the date hereof any written complaint, written claim or written notice, or written threat thereof, received by any Seller or Subsidiary alleging any such infringement or misappropriation that would reasonably be expected to have a Material Adverse Effect.

(d)	The Subsidiaries have obtained assignments from each third party developing copyrightable material used in any Customer Deliverables or any material Internal Systems where the copyrightable materials are not otherwise licensed by the applicable Subsidiary and where the ownership of such copyrightable materials does not otherwise vest by operation of law.

6.10.	Contracts

(a)	Section 6.10 of the Disclosure Letter lists the following material Contracts to which any CLS Group Company is a party, as of the date of this Agreement pursuant to which they have any rights or obligations as of the date hereof (each such Contract, and each material Lease, each material Contract for Business Intellectual Property (other than licenses for off-the-shelf software, “shrink-wrap” and “clickwrap” licenses) and each material Government Contract, a “Material Contract”):

a.	each Contract for the lease of personal property from or to third parties requiring annual payments in excess of CHF 200,000 and any lease of real estate property;

b.	each Contract for the purchase of products or for the receipt of services which involves annual payments in excess of CHF 200,000;

c.	each Contract with any customer of the Business (it being understood that the name and contact details of such customer will only be disclosed immediately prior to the execution of this Agreement) that accounted for more than 500’000 gross sales of the Business for the year ended December 31, 2013 (it being understood that the name of such customer will only be disclosed immediately prior to with the execution of this Agreement.)

d.	each Contract with any customer of the Business (it being understood that the name and contact details of such customer will only be disclosed immediately prior to the execution of this Agreement.) that accounted for more than CHF 500,000 of gross sales of the Business for the year ended December 31, 2013 in which any Subsidiary has granted “most favored nation” pricing provisions; and, to the best knowledge of Sellers (including, for this purpose only, inquiry of each country manager (or equivalent position), each Contract with any customer of the Business (it being understood that the name and contact details of such customer will only be disclosed immediately prior to the execution of this Agreement.) that accounted for CHF 500,000 or less of gross sales of the Business for the year ended December 31, 2013 in which any Subsidiary has granted “most favored nation” pricing provisions.

e.	each Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

f.	each Contract that accounted for more than CHF 500,000 of gross sales of the Business for the year ended December 31, 2013 with a change-of control provision entitling the contractual partner to terminate the agreement or materially alter the terms;

g.	each Contract under which any CLS Group Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness in the amount of CHF 200,000 or more or which involves annual payments in excess of CHF 50,000 (other than intercompany Indebtedness) or under which any Subsidiary has granted a Security Interest (other than in respect of intercompany Indebtedness) on any of its material assets, tangible or intangible, other than any encumbrance or lien of material assets, tangible or intangible in the amount of CHF 200,000 or less;

h.	each Contract for the disposition of any material portion of the assets or business of any CLS Group Company (other than sales of services in the Ordinary Course of Business and the disposition of other assets no longer used in the Business in the Ordinary Course of Business) and each Contract for the acquisition of the assets or business of any other entity entered into after December 31, 2011;

i.	each Contract (i) with any customer of the Business (it being understood that the name and contact details of such customer will only be disclosed concurrently with the execution of this Agreement.) that accounted for more than CHF 1,000,000 of gross sales of the Business for the year ended December 31, 2013 containing a noncompetition obligation, (ii) with any other customer of the Business (it being understood that the name and contact details of such customer will only be disclosed concurrently with the execution of this Agreement.) that accounted for more than CHF 500,000 of gross sales of the Business for the year ended December 31, 2013 containing a noncompetition obligation, which noncompetition obligation may not be terminated without penalty effective on a date that is within three (3) months or less after notice;

j.	each Contract, other than a customer Contract and buyer-side M&A project Contracts, concerning confidentiality, noncompetition, non-solicitation or non-hiring not entered into in the Ordinary Course of Business which is in effect on the date of this Agreement;

k.	any employment or consulting Contract requiring annual payments by a Subsidiary in excess of CHF 150,000 or otherwise entered into outside of the Ordinary Course of Business;

l.	each settlement Contract, compromise Contract or release of claims entered into within one (1) year prior to the date of this Agreement with any current or former Business Employee, executive officer or director of any Subsidiary requiring a payment in excess of CHF 150,000 to such Business Employee, executive officer or director;

m.	each Contract which contains any provisions requiring any CLS Group Company to indemnify any other party (excluding indemnities contained in such Subsidiary’s or Subsidiary’s standard terms and conditions for services entered into in the Ordinary Course of Business, in any employment or consulting Contract entered into in the Ordinary Course of Business, and other Contracts entered into in the Ordinary Course of Business);

n.	each Contract with language vendors (whether individuals or entities), with a term equal to or greater than one (1) year that are not cancellable without penalty on sixty (60) days or less advance notice and require payments in excess of CHF 100,000;

•	. each other Contract (or group of related Contracts) requiring annual payments by a Subsidiary in excess of CHF 200,000 not entered into in the Ordinary Course of Business; and

p.	each Contract not listed in items (a) through (n) above under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect.

(b)	CLS Holding has made available to the Buyer a complete and accurate copy of each Material Contract. With respect to each Material Contract:

a.	the Contract is legal, valid, binding and enforceable and in full force and effect against the applicable CLS Group Company, and, to the best knowledge of Sellers, against each other party thereto, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles;

b.	the Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing, subject to specific termination rights under any change of control provisions, in accordance with the terms thereof as in effect immediately prior to the Closing; and

c.	no Subsidiary nor, to the best knowledge of Sellers, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the best knowledge of Sellers, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by any CLS Group Company or, to the best knowledge of Sellers, any other party under such agreement, other than any such breaches, violations or defaults which would not reasonably be expected to have a Material Adverse Effect.

6.11.	Litigation

There is no Legal Proceeding against any of the CLS Group Companies of an amount exceeding CHF 50,000.00 (in words: Swiss Francs fifty thousand) pending or, to the best knowledge of Sellers, threatened with respect to the Business or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders, awards or decrees outstanding with respect to the Business against any Seller that would reasonably be expected to have a Material Adverse Effect.

6.12.	Employees

(a)	Section 6.12 of the Disclosure Letter contains a list of all Business Employees having a position of country manager, regional manager or higher (the “Senior Executive”) who are a party to a non-competition, non-solicitation, change of control or retention agreement with a CLS Group Company; copies of such agreements (except for the Shareholders Agreements that will be terminated by Closing) have previously been made available to the Buyer. To the best knowledge of Sellers, no Senior Executive has any plans to terminate employment with any Subsidiary, except for Mr. F. Faes who has given notice to terminate by end of February 2015. No Subsidiary has plans to terminate, the employment of any Senior Executive.

(b)	No CLS Group Company is a party to or bound by any collective bargaining agreement or similar agreement with any trade union, works council (except for CLS 4-Text GmbH, Berlin, Germany, which has established a works council) or other group of employee representatives, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes in the last twelve (12) months other than any such strikes, grievances, claims or disputes that would not reasonably be expected to have a Material Adverse Effect. To the best knowledge of Sellers, no organizational efforts have been made or threatened, either currently or within the past twelve (12) months, by or on behalf of any labor union, works council (except for CLS 4-Text GmbH, Berlin, Germany, which has established a works council) or other grouping of employees seeking trade union recognition or the establishment of a works council or other representative body with respect any of the Business Employees.

(c)	No CLS Group Company will have any liability on the Closing Date to any present or former Business Employee consultant, officer or director, or any representative of the same, to pay compensation, damages, a redundancy payment, a protective award, a severance payment or any other payment in excess of CHF 100,000 to any such person or CHF 1,000,000 in the aggregate, or other than amounts due in the Ordinary Course of Business under an employment or consulting contract, and to the best knowledge of Sellers, no such claims have been threatened or are pending.

(d)	Except for CLS Lexi-tech Ltd. New Brunswick, Canada, as set forth in Section 6.12 of the Disclosure Letter, no CLS Group Company has any obligation to make any payments on redundancy in excess of any statutory redundancy pay or other payments mandated by applicable law and no Subsidiary has operated any discretionary practice of making any such excess payments or introduced any policy to do so.

6.13.	Employee Benefits

(a)	The Target Companies and CLS Communication AG, Opfikon have met in all material respect all of their obligations under the applicable Swiss Pension Plans, in particular all payments due by the Target Companies and CLS Communication AG, Opfikon in favor of their employees under the Swiss Pension Plans for any period ending before the Closing Date have been fully paid or provided for. All contributions (including employer contributions and salary reductions) required to be made to or with respect to any Swiss Pension Plans by applicable law, internal regulations of the Swiss Pension Plans, or any Swiss Pension Plan document or other undertaking or decision, and all premiums or other payments payable with respect to insurance policies funding any Plan have been timely paid or made in full when due or are fully provided in the Preliminary Closing Balance Sheet. The Swiss Pension Plans are fully funded (Deckungsgrad 100% or more) in accordance with applicable laws, accounting and actuarial principles and the regulations of such respective Swiss Pension Plan. As of the Closing Date, the Company is not required to cover any funding deficiencies of such Plan by making additional contributions or payments, foregoing any benefits or in any other manner. There are no claims of such Plan or any administrator of such Swiss Pension Plan against the Target Companies and CLS Communication AG and no such claims are expected other than for current ordinary contributions. Each Swiss employee of Target Companies and CLS Communication AG, is insured according to applicable laws and the respective regulations of the applicable Plans.

(b)	Complete and accurate copies of (i) all Benefit Plans which have been reduced to writing in employee handbooks, (ii) written summaries of all unwritten Benefit Plans, exceeding an amount of CHF 100,000.00 per annum and per any of the CLS Group Companies, (iii) all trust agreements, insurance contracts and summary plan descriptions related to any Benefit Plans, (iv) all descriptions of plans offering equity securities of CLS Holding, (v) all plan financial statements for the last three (3) plan years for each Benefit Plan, have been made available to the Buyer.

(c)	To Sellers’ best knowledge, each Benefit Plan has been administered in all material respects in accordance with its terms and CLS Holding and each Subsidiary has in all material respects met its obligations with respect to each Benefit Plan and has timely made all required premium payments or contributions thereto. All filings and reports as to each Benefit Plan required to have been submitted to proper Governmental Entity.

(d)	No Benefit Plan has assets that include securities issued by CLS Holding or any Subsidiary.

(e)	Except as would not reasonably be expected to have a Material Adverse Effect, (i) there are no Legal Proceedings (except claims for benefits payable in the normal operation of the Benefit Plans and proceedings with respect to qualified domestic relations orders) against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that could give rise to any material liability and (ii) no Benefit Plan is, or within the last three (3) years has been, the subject of an examination or audit by a Governmental Entity, is subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(f)	There are no obligations under any Benefit Plan providing benefits after termination of employment to any Business Employee (or to any beneficiary of any such employee) except in case of retirement, illness, disability and death.

(g)	Except as would not reasonably be expected to have a Material Adverse Effect, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with general accepted accounting principles on the Financial Statements. There is no liability for benefits (contingent or otherwise) under any Benefit Plan, except as set forth in the Financial Statements.

(h)	Except as disclosed in Section 6.13 of the Disclosure Letter, there is no agreement with any shareholder, director, executive officer or other Senior Executive (i) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving any Seller or any Subsidiary of the nature of any of the transactions contemplated by this Agreement, (ii) providing any term of employment or compensation guarantee, other than applicable laws, for more than six months after termination or otherwise not customary, (iii) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key Business Employee , other than applicable laws, for more than six months after termination or otherwise not customary, or (iv) providing any “tax gross up” payment for individual income, employment or other taxes. There is no agreement or plan binding any Seller or any of the CLS Group Companies, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Benefit Plan, any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(i)	The Closing Balance Sheet will reflect the amount of liabilities as of 31 December 2014 in regard to overtime, vacation and annual time off the employees of all CLS Group Companies.

(j)	Each individual, who has received compensation for the performance of services related to the Business, has been properly classified as an employee or independent contractor in accordance with applicable law except where the failure to be properly classified would not reasonably be expected to have a Material Adverse Effect.

(k)	There are no loans or extensions of credit from any Seller, Tuscany, CLS Holding or any Subsidiary to any Business Employee.

(l)	No Seller, any of the CLS Group Companies or any of their respective Affiliates has any Contract to create any additional Benefit Plans or to modify any existing Benefit Plans with respect to employees of the Business.

(m)	Except for CLS Group Companies that are domiciled outside of Switzerland, in respect of all current and former Business Employees, all retirement, death or disability benefits or arrangements have been provided on a defined contribution or money purchase basis and no Seller or Subsidiary or trustee of any plan or arrangement established by any Seller or Subsidiary has ever given any promise or assurance (oral or written and whether legally enforceable or not) to any current or former Business Employee (or to any person related to or associated with any current or former Business Employee) that any retirement, death or disability benefits or arrangements will be calculated wholly or partially by reference to any such Business Employee’s remuneration or equate (approximately or exactly) to any particular level or amount.

6.14.	Environmental Matters

No CLS Group Company is a party to or bound by any court order, administrative order, consent order or other agreement with any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law and proceedings are pending or threatened in writing as to the previous ownership of any Real Estate.

6.15.	Legal Compliance

Each CLS Group Company is currently conducting, and has at all times within the past twenty-four (24) months conducted, the Business in compliance with each applicable law (including rules and regulations thereunder) of any Governmental Entity, except for any violations or defaults that have not had and would not reasonably be expected to have a Material Adverse Effect. Each directors and officers of any of the CLS Group Companies, is currently conducting, and has at all times within the past twenty-four (24) months conducted, the Business in compliance with each applicable law (including rules and regulations thereunder) of any Governmental Entity, except for any violations or defaults that have not had and would not reasonably be expected to have a Material Adverse Effect. No CLS Group Company nor any of their respective directors, officers, agents or employees or any other person acting for or on behalf of any of them has, directly or indirectly, at any time used funds, in connection with the Business, for any illegal purpose or in violation of any law, including, without limitation, the making of any unlawful payment, contribution, bribe or kickback to any person affiliated with any political party or government, except for such illegal actions or violations of law that have not had and would not reasonably be expected to have a Material Adverse Effect. No CLS Group Company has violated any law concerning the export or re-export of any products or services or the prohibited boycott of any country, except for any violations that have not had and would not reasonably be expected to have a Material Adverse Effect.

6.16.	Permits

Each CLS Group Company has obtained the Permits required to conduct the Business as presently conducted by each CLS Group Company. Each such Permit is in full force and effect; the applicable Subsidiary is in compliance with the terms of each such Permit; and, to the best knowledge of Sellers, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration, other than, in each case, where the failure to be in full force and effect, in compliance therewith, or any suspension or cancellation thereof, would not reasonably be expected to have a Material Adverse Effect. Other than as would not reasonably be expected to have a Material Adverse Effect, each Permit held by the CLS Group Companies will continue in full force and effect immediately following the Closing.

6.17.	Certain Business Relationships

No Seller (and no Affiliate of any Seller) (i) owns any material property or right, tangible or intangible, which is used in the Business, (ii), as per Closing Date, has any material claim or cause of action against any CLS Group Company, or (iii) owes any money to, or is owed any money by, any Subsidiary, except for current employment liabilities under on-going employment contracts of Sellers.

6.18.	Brokers’ Fees

No Seller, CLS Holding, Tuscany or Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

6.19.	Accounts Receivable

All accounts receivable of the Business in an amount in excess of CHF 50,000 or local equivalent per customer reflected on the balance sheet as per June 30, 2014 (other than those paid since such date) are valid receivables and are not subject to any contest, claim or set-off by such account debtor. All accounts receivable of the Business in an amount in excess of CHF 50,000 that have arisen since the December 31, 2013 are valid receivables and are not subject to any contest, claim or set-off by such account debtor. No CLS Group Company has received any written notice from an account debtor stating that any account receivable in an amount in excess of CHF 50,000 is subject to any contest, claim or set-off by such account debtor.

6.20.	Insurance

CLS Holding has made available to the Buyer a list of all material insurance policy (including fire, theft, casualty, commercial general liability, workers compensation, employer’s liability, business interruption, environmental, director and officer liability, product liability and automobile insurance policies and bond and surety arrangements; but shall not include any mandatory employee benefit or mandatory social security contribution that are required by statutory applicable law.) relating to the Business as of the date hereof. All material insurance policies are in full force and effect. There is no material claim pending with an amount of CHF 100,000 per each case under any such policy as to which coverage has been denied or disputed by the underwriter of such policy. All premiums due and payable as well as any taxes under all such policies have been paid, to the best knowledge of Sellers, and the CLS Group Companies are otherwise in compliance in all material respects with the terms of such policies. To the best knowledge of Sellers, there is no threatened termination of, or premium increase with respect to, any such policy.

6.20.1.	Particulars of Insurances

So far as the Sellers are aware, no fraudulent or dishonest acts have been committed by any employee of any CLS Group Company which could prejudice any CLS Group Company’s ability to obtain insurance or maintain relevant regulatory approvals.

6.20.2.	Details of Policies

In respect of the insurances referred to in paragraph 6.9:

(a)	so far as the Sellers are aware, no act, omission, misrepresentation or non-disclosure by or on behalf of any CLS Group Company has occurred which makes any of these policies void, voidable or unenforceable;

(b)	so far as the Sellers are aware, no circumstances have arisen which would render any of the policies void or unenforceable for illegality or otherwise;

(c)	so far as the Sellers are aware, there has been no breach of the terms, conditions and warranties of any of the policies that would entitle insurers to decline to pay all or any part of any claim made under the policies or to terminate any policy;

(d)	to the Best Knowledge of the Sellers’ there are no special or unusual limits, terms, exclusions or restrictions in any of the policies; and

(e)	so far as the Sellers are aware, the premiums payable are not in excess of the normal rates and no circumstances exist which are likely to give rise to any increase in premiums.

6.20.3.	Insurance Claims

(a)	Details of all material insurance claims are made during the past three years are contained in the Disclosure Letter.

(b)	No material insurance claim is outstanding and no circumstances exist which are likely to give rise to any such insurance claim.

6.20.4.	Claims Refused
6.20.5.	No material claim has been refused or settled below the amount claimed. Products and Services

During the three years prior to Closing, no individual claims which have given rise to an insurance claim in excess of CHF 50’000 have been made against a CLS Group Company in relation to any products or services which have been sold or supplied by a CLS Group Company.

6.21.	Customers

Immediately prior to the execution of this Agreement, CLS Holding has made available to the Buyer a list of each customer of the Business that accounted for more than CHF 1,000,000 of gross sales of the Business for the year ended December 31, 2013. No such customer has indicated in writing within the past twelve (12) months that it will stop, or materially decrease the volume, outside of existing contracts or the Ordinary Course of Business, of buying services from the Business.

6.22.	Controls and Procedures

(a)	Each CLS Group Company maintains in all material respects accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal or external accounting controls which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Business and to maintain accountability for the assets of the Business, (iii) access to assets of the Business is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Business is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b)	Each CLS Group Company maintains disclosure controls and procedures that are effective to ensure that all material information concerning the Business is made known on a timely basis to the individuals responsible for the preparation of the financial statements of the Business.

6.23.	Government Contracts

(a)	Concurrently with the execution of this Agreement, CLS Holding has made available to the Buyer a complete and accurate list of all Material Contracts that are Government Contracts.

(b)	No CLS Group Company is, as of the date of this Agreement, or has at any time since January 1, 2012 been, suspended, debarred, or otherwise excluded from eligibility for Government Contracts or subject to any written threat or written proposal for such suspension, debarment or exclusion.

(c)	There are no pending or threatened protests in writing challenging the award of any Material Contract that is a Government Contract awarded to any Subsidiary; no pending or threatened written claims against any CLS Group Company arising out of or relating to any Government Contract; and no pending claims in writing, or to the best knowledge of Sellers, planned or anticipated claims by any CLS Group Company against any Governmental Entity, prime contractor or subcontractor arising out of or relating to any Government Contract except for any such protests or claims that would not reasonably be expected to have a Material Adverse Effect.

(d)	There are no pending indictments in writing, civil or criminal investigations, or audits by any Governmental Entity with respect to any Material Contract that is a Government Contract. To the best knowledge of Sellers, no such investigations or audits have been threatened.

6.24.	Insolvency

(a)	No CLS Group Company is insolvent under the laws of its place of incorporation or unable, to pay its debts, including its future and prospective debts. No corporate action, legal proceedings or other procedures or steps have been taken in this respect against any CLS Group Company.

(b)	No CLS Group Company has proposed or intends to propose any arrangement of any type with its creditors or any group of creditors whether by court process or otherwise under which such creditors shall receive or be paid less than the amounts contractually or otherwise due to them.

(c)	No creditor of any CLS Group Company has taken, or, so far as the Sellers are aware, is entitled to take any steps to enforce, or has enforced any security over any assets of any CLS Group Company or is likely to do so in the immediate future.

(d)	So far as the Sellers are aware, no CLS Group Company is in default of any of its obligations in relation to any of the financial facilities.

(e)	No CLS Group Company has by reason or actual or anticipated financial difficulties commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

6.25.	Data Protection

(a)	The Company and the Subsidiaries have complied at all times in all material respects with all laws pertaining to privacy or security of personal data, including any and all applicable privacy and data security laws and all contractual privacy and security standards and obligations concerning personal data to which the Company and the Subsidiaries are bound, it being understood that the Company and the Subsidiaries are in a constant process of adapting their practice standards to the various evolving requirements of the jurisdictions concerned.

(b)	To Sellers’ best knowledge, no Data Breach or actual violation of any laws or contractual obligations concerning privacy of any personal data involving the Company or any Subsidiary has occurred (collectively, “Privacy Incident”). No investigation or inquiry, complaint, or claims relating to the information privacy or data security practices (including collection, transfer, access, disclosure, retention, deletion, storage, processing, or use) concerning personal data controlled by the Company or any Subsidiary or any Privacy Incident have been made or reported by, or is being, or has been, conducted by, any consumer, Governmental Authority, consumer advocacy groups, industry or trade organizations, privacy seal or certification.

(c)	There has been no confirmed or alleged Data Breach. The Company and each Subsidiary use commercially reasonable efforts to protect the confidentiality, integrity, and security of personal data, its servers, systems, sites, circuits, networks, and other computer and telecommunications assets and equipment (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, in conformance with applicable law.

6.26.	Global Trade Compliance

(a)	Neither the Sellers, nor any CLS Group Company are in a Restricted Country and no CLS Group Company has conducted business with or in a Restricted Country.

(b)	Neither the Sellers, nor any CLS Group Company are on any Restricted Party Lists, and none of the Sellers nor any CLS Group Company is owned or controlled by any individual or entity on any of the Restricted Party Lists.

7.	Representations and Warranties of Buyer

Buyer represents and warrants as follows:

a.	Buyer is a corporation duly organized and validly existing under the laws of Republic of Ireland and has the full corporate power, authority and necessary governmental approvals to own or use its assets and properties and to conduct its business as the same is presently being conducted;

b.	there exist no limitations under the law, the articles of incorporation of Buyer, or any contracts by which Buyer is bound that would prevent Buyer from entering into or performing its obligations under this Agreement;

c.	no authorizations, permits or consents are required from any governmental or administrative authority or any third party (including any shareholders of Buyer) for the consummation of the transactions contemplated by this Agreement other than as set out herein;

d.	there are no actions, suits or proceedings pending against Buyer or any of Buyer’s Affiliates before any court or administrative board, agency or commission which involve a claim by a governmental or regulatory authority, or by a third party, which would operate to hinder or substantially impair the consummation of the transactions contemplated by this Agreement. Buyer is not aware of any actions, suits or proceedings in accordance with the preceding sentence which have been threatened in writing to be filed or instituted against Buyer or any of Buyer’s Affiliates;

e.	Buyer has procured that it will, and will on the Closing Date have, the necessary funds at its disposal to finance the transactions contemplated by this Agreement.

8.	Remedies and Indemnification

8.1.	In General

(a)	From and after the Closing, the relevant Party (such Party, together with its Affiliates (including with respect to the Buyer, and excluding with respect to the Sellers, the CLS Group Companies), the “Indemnified Party”) shall be indemnified and held harmless by the other Party (the “Indemnifying Party”), irrespective of any fault, from and against any and all Loss suffered or incurred by the Indemnified Party as result of, or arising from or based upon, any breach of:

a.	Any of the representations or warranties made by the Indemnifying Party pursuant to Section 5, 6 or 7, as applicable; and

b.	Any of the covenants or any other obligation of the Indemnifying Party contained in this Agreement or in any certificate or document delivered pursuant to this Agreement.

(b)	Where any statement in the representations and warranties as set forth in Section 5 or 6 is qualified by the expression “to the best of the knowledge”, “to the best of the information”, “so far as Sellers are aware” or any similar expression, Sellers shall be deemed to have knowledge of anything of which any of the following persons has actual knowledge and/or should have had knowledge in his or her respective field of responsibility after reasonable inquiry with the employees in charge of such matter or after consultation with outside counsel retained to give advice on such matter:

•	Any member of the board of directors of the Target Companies; or

•	Any of the following members of the group management board:

a)	Mr. Matthias Trümpy;

b)	Dr. Elisabeth Maier;

c)	Mr. Florian Faes;

d)	Ms. Elke Faundez;

e)	Mr. Martin Nyfeler;

f)	Dr. Thomas Gaugler; and

g)	Mr. Larry Rogers.

8.2.	Specific Limitations for any breach of Representations and Warranties set forth in Section 5 and 7

(a)	Each Seller shall only be liable for his own breach of representations or warranties set forth in Section 5 and shall thus only be liable and responsible for any Loss caused by such Seller. The aggregate amount of each of the Sellers’ indemnification obligations to the Buyer and its Affiliates in respect of all claims in respect of any breach of representations or warranties set forth in Section 5 shall not in any circumstances exceed an amount equal to the Consideration actually owed to such Seller.

(b)	With respect to claims for indemnification for breach of representations or warranties set forth in Section 5 and 7, the Indemnified Party shall deliver to the Indemnifying Party a notice in writing describing the underlying facts of a claim in reasonable detail and the amount of Loss to the extent then known (the “Notice of Breach”) at the earlier of:

a.	Within 60 (sixty) Business Days after the Indemnified Party having obtained sufficient knowledge (i) of a breach of representations or warranties or (ii) receipt by the Indemnified Party of notice of any claim made or threatened in writing to be made by any third party which the Indemnified Party believes is reasonably likely to give rise to a claim for breach of representations or warranties; or

b.	In case of a submission to, or a decision or order by, any court, arbitral tribunal or governmental or administrative body (including, without limitation tax authorities) which the Indemnified Party believes is reasonably likely to give rise to a claim for breach of representations or warranties, reasonably promptly upon the Indemnified Party having received and analyzed such submission, decision or order.

(c)	With respect to claims for indemnification for breach of representations or warranties set forth in Section 5 and 7 for which the Indemnified Party has duly delivered to the Indemnifying Party a Notice of Breach, the Indemnified Party shall submit a Notice of Arbitration at the latest 12 (twelve) months after Indemnifying Party’s receipt of the Notice of Breach.

(d)	Failure to give Notice of Breach as set forth in Section 8.2(b) shall not exclude the Indemnifying Party’s liability hereunder; provided, however, that the Indemnifying Party shall not be liable for any Loss to the extent that the same is caused by the Indemnified Party’s failure to give duly and timely notice in accordance with Section .8.2(b).

(e)	No action and no claim for Loss subject to indemnification for breach of representations or warranties set forth in Sections 5 and 7 may be brought or made, if Notice of Breach in accordance with Section 8.1.c and d. has not been given within 10 (ten) years after the Closing Date.

(f)	The regime provided for in this Section shall be in lieu of Articles 97-109 CO and Articles 197-210 CO. Sellers and Buyer explicitly waive the application of Article 210 CO. Any limitation in this Section shall not apply, if such limitation is not permitted by law.

8.3.	Specific Limitations with respect to Representations and Warranties set forth in Section 6 and Covenants

(a)	The Sellers shall not have any obligation to indemnify the Buyer for breach of representations or warranties set forth in Section 6 and for breach of covenants, unless the aggregate amount of the Sellers’ obligations to indemnify the Buyer, resulting from a single or several breaches, exceeds CHF 450,000 (the “General Threshold Amount”) provided, however, that, for claims to be counted against the General Threshold Amount, each such claim must, on its own, exceed the amount of CHF 50,000 (the “General De Minimis Amount”). Notwithstanding the foregoing, with respect to Sellers’ representations and warranties in Section 6.4 (Taxes), the Sellers shall not have any obligation to indemnify the Buyer for breach of representations or warranties set forth in Section 6.4 (Taxes), unless the aggregate amount of the Sellers’ obligations to indemnify the Buyer, resulting from a single or several breaches, exceeds CHF 250,000 (the “Tax Threshold Amount”; together with the General Threshold Amount hereinafter commonly referred to as the “Threshold Amount”) provided, however, that, for claims to be counted against the Tax Threshold Amount, each such claim (which for taxes shall be the aggregate each of type of tax for each full year) must, on its own, exceed the amount of CHF 20,000 (the “Tax De Minimis Amount”; together with the General De Minimis Amount hereinafter commonly referred to as the “De Minimis Amount”). For the avoidance of doubt, any claim for breach of representations or warranties set forth in Section 6.4 (Taxes) raised by the Buyer may only be counted against the Tax Threshold Amount and the Tax De Minimis Amount, respectively, but not be counted against the General Threshold Amount and the General De Minimis Amount; and vice versa, any claim for breach of representations or warranties set forth in Section 6 (other than Taxes pursuant to Section 6.4) and for breach of covenants raised by the Buyer may only be counted against the General Threshold Amount and the General De Minimis Amount, respectively, but not be counted against the Tax Threshold Amount and the Tax De Minimis Amount.

(b)	If the Threshold Amount has been exceeded, the Sellers shall be required to indemnify the Buyer from and against any and all Loss suffered or incurred by the Buyer, and not just the Loss in excess of the Threshold Amount. The aggregate amount of the Sellers’ indemnification obligations to the Buyer and its Affiliates for all claims in respect of breach of representations or warranties set forth in Section 6 and breach of any covenants shall not in any circumstances exceed an amount equal to the Reps and Warranties Escrow Amount (the “Cap”).

(c)	Up to the Cap the Sellers shall be jointly and severally liable for any Loss caused by breach of representations or warranties set forth in Section 6 or breach of any covenants, provided that Notice of Breach in accordance with Section 8.3 (d) has been given within 18 (eighteen) months after the Closing Date; in all other cases, if any, the Sellers shall be severally, but not jointly, liable on a pro rata basis of their indirect or direct shareholding in CLS Holding immediately before Closing.

(d)	With respect to claims for indemnification for breach of representations or warranties set forth in Section 6 or for breach of covenants, the Buyer shall deliver to Sellers’ Representative a Notice of Breach at the earlier of:

a.	Within 60 (sixty) Business Days after the Buyer having obtained sufficient knowledge (i) of a breach of representations or warranties or covenants or (ii) receipt by the Buyer of notice of any claim made or threatened in writing to be made by any third party which the Buyer believes is reasonably likely to give rise to a claim for breach of representations or warranties or covenants; or

b.	In case of a submission to, or a decision or order by, any court, arbitral tribunal or governmental or administrative body (including, without limitation tax authorities) which the Buyer believes is reasonably likely to give rise to a claim for breach of representations or warranties or covenants, promptly upon the Buyer receiving any such submission, decision or order.

(e)	Failure to give Notice of Breach as set forth in Section 8.3(d) shall not exclude the Sellers’ liability hereunder; provided, however, that the Sellers shall not be liable for any Loss to the extent that the same is caused by the Buyer’s failure to give duly and timely notice in accordance with Section 8.3(d).

(f)	Notwithstanding anything of the foregoing, no action or no claim for Loss subject to indemnification for breach of representations or warranties set forth in Section 6 or for breach of covenants may be brought or made, if Notice of Breach in accordance with Section 8.3.(d) has not been given within:

a.	the earlier of (i) the date that is six (6) months after the assessment for the relevant taxes has become legally binding without the possibility to reopen the tax assessment (rechtskräftig festgesetzt ohne Möglichkeit der Wiedereröffnung im Rahmen eines Nachsteuerverfahrens) and (ii) five (5) years following the Closing Date, with respect to Sellers’ representations and warranties in Section 6.3 (Taxes); and

b.	with respect to breach of representations or warranties or covenants, other than those set forth in the preceding paragraph (a), 18 (eighteen) months after the Closing Date.

(g)	After the relevant date specified in Section 8.3.(f) above, any action or claim for Loss subject to indemnification for breach of representations or warranties set forth in Section 6 or for breach of covenants shall be considered expired (verwirkt).

(h)	With respect to claims for indemnification for breach of representations or warranties set forth in Section 6 (other than 6.4-Taxes) or for breach of covenants for which the Buyer has duly delivered to the Sellers a Notice of Breach in accordance with Sections 8.3(d)-(f), the Buyer shall submit a Notice of Arbitration at the earlier of (i) 6 (six) months after Sellers’ receipt of the Notice of Breach or (ii) 24 (twenty-four) months after the Closing Date. If Notice of Arbitration is submitted after the relevant date specified herein, any action or claim for Loss subject to indemnification for breach of representations or warranties set forth in Section 6 or for breach of covenants shall be considered expired (verwirkt).

(i)	The regime provided for in this Section shall be in lieu of Articles 197 – 210 CO. Sellers and Buyer explicitly waive the application of Article 210 CO. Any limitation in this Section shall not apply, if such limitation is not permitted by law.

8.4.	Exclusions of Liability

The liability of the Indemnifying Party under this Agreement shall be excluded:

a.	If and to the extent the Indemnified Party has effectively received recovery for such Loss under any title whatsoever from any third party (including from an insurer); or

b.	If and to the extent non-recovery is the result of the Indemnified Party’s failure to mitigate Loss in respect thereof (in particular where the CLS Group Companies are entitled to recover from any other Person any sum), it being specified that the Indemnified Party shall have to apply its commercially reasonable efforts to mitigate Loss; or

c.	If and to the extent such Loss is the result of a change in the basis or method of calculation of, or any increase in the rates of taxation made after the Closing Date or arises as a result of the retrospective imposition of a new Tax after the Closing Date; or

d.	If and to the extent such Loss were taken into account in the Target Financial Statements as per December 31, 2014; or

e.	If and to the extent such Loss is the result of a change in the basis or method of calculation of the accounting standards of the CLS Group Companies by the Buyer, in particular if the Target Companies ceases to prepare their financial statements according to Swiss law (Articles 620 et seq. CO and Articles 959 et seq. CO); or

f.	If and to the extent such Loss is the result of any legislation, regulation, rule of law not in force at the date hereof or of any change of legislation, regulation, rule of law or of the judicial or administrative practice decreed after the Closing Date; or

g.	If and to the extent such Loss would not have arisen (or would have been reduced) but for any act or omission of the CLS Group Companies on or before Closing carried out at the written request of the Buyer, or any act or omission of the Buyer or the CLS Group Companies after Closing

h.	If and to the extent a fact is disclosed in this Agreement or the Disclosed Documents, it being understood that the applicability of Article 200 paragraph 1 and 2 CO is excluded and replaced by this Section.

The question of whether or not a reduction of Taxes payable by the Buyer or any of the CLS Group Companies will be treated as a reduction of Loss will be referred to the arbitrators pursuant to Section 13.12.

8.5.	Calculation of damages

Without prejudice to the terms of this Agreement, damages for breach of any obligation of Sellers shall be assessed on the basis of the amount necessary to put Buyer in the financial position it would have been if the relevant breach had not occurred. In the case of liability for the Seller’s Warranties (and without double counting with the content of the preceding sentence) damages shall include the amount necessary to put the CLS Group Companies into the financial position that the CLS Group Companies would have been in if the relevant breach of Sellers’ representations and warranties had not occurred.

8.6.	Reduction in Consideration

Any payment made by Sellers pursuant to Section 8 shall, to the maximum extent possible, be deemed to be a reduction in the Consideration (as adjusted in accordance with this Agreement).

8.7.	Conduct of Third Party Claims

(a)	As soon as practicably possible after receipt by the Buyer or any CLS Group Company of a notice of any claim which may entitle the Buyer to make a claim against the Sellers under the terms of this Agreement (a “Third Party Claim”), the Buyer shall give written notice to the Sellers, provided however that failure to give such notice shall not affect the indemnification provided hereunder (subject to the terms of this Agreement, in particular to the limitations of this Section 8), except to the extent that the Indemnifying Party is actually and materially prejudiced as a result of such failure.

(b)	Within 10 (ten) Business Days following receipt of the notice, the Sellers’ Representative may give notice to the Buyer that the Sellers intend to investigate the matter in view of the potential assumption of the defense, and thereafter Buyer shall permit the Sellers’ Representatives or its designee and their advisors during 20 (twenty) Business Days, or less in a matter of urgency, reasonable access to the relevant employees of the Group Companies or the Buyer or its Affiliates within working hours and, as applicable, documents, information, and records, for the purpose of investigating the matter and enabling the Sellers to take a decision on the assumption of the defense.

(c)	The Sellers are entitled to request to assume control of the defense of the Third Party Claim with counsel of their own choice on behalf of the relevant Group Company by delivering a written notice to Buyer within 30 (thirty) Business Days, or less in a matter of urgency, after the first day the Sellers had given access as set forth in Section 8.7.(b), provided that (i) the Sellers bear any costs and expenses directly linked to such defense including, but not limited to, the costs of the relevant CLS Group Company, (ii) the Sellers acknowledge in writing their obligation to fully indemnify the Buyer or the CLS Group Companies, as the case may be, from and against any and all Losses suffered or incurred by any of the CLS Group Companies as a result of, or arising from or based on, the Third Party Claim, and (iii) Sellers’ defense may not be reasonably expected in any material way to impair the ability of any of the CLS Group Companies to conduct its business or to materially impair its reputation or business.

(d)	the Sellers decide to assume control of the defense, the Buyer shall and shall procure that the CLS Group Companies will cooperate with the Sellers and their advisers in all respects of the defense of the Third Party Claim, including gathering information, documentation and evidence, ensuring access to employees of the CLS Group Companies or of the Buyer or its Affiliates, as applicable, for interviews and presence at trial, and taking all such reasonable action, which the Sellers may reasonably request. The Sellers shall keep the Buyer informed of all material developments in relation to the Third Party Claim, including such information as the Buyer may reasonably require, and take all action that the Buyer may reasonably request to avoid, dispute, resist, defend or appeal the Third Party Claim. The Sellers shall not admit any liability with respect to, or settle, compromise or discharge such Third Party Claim, without the Buyer’s prior written consent, which shall not be unreasonably withheld or delayed.

(e)	If the Sellers do not, or until the Sellers do, assume control of the defense, the Buyer shall keep the Sellers’ Representative informed of all material developments in relation to the Third Party Claim, including such information as the Sellers may reasonably require.If the Sellers do not, or until the Sellers do, assume control of the defense, the Buyer shall be entitled to take all steps necessary for the defense of the Third Party Claim. Whether or not the Sellers have assumed control of the defense, the Buyer must not admit any liability with respect to, or settle, compromise or discharge such Third Party Claim,without the Sellers’ prior written consent, which shall not be unreasonably withheld or delayed.

(f)	Nothing in this Section 8.7 shall require the provision by any person of any information to the extent such provision would contravene any applicable law or regulation or would breach any duty of confidentiality owed to any third party. If any information is provided by any person (the “Provider”) to any other person (the “Recipient”) pursuant to those subclauses:

a.	that information must only be used by the Recipient in connection with the Third Party Claim and Section 13.9 shall in all other respects apply to that information; and

b.	to the extent that information is privileged:

(i)	no privilege shall be waived by reason of or as a result of its being provided to the Recipient; and

(ii)	if a third party requests disclosure by the Recipient in relation to that information, the Recipient shall promptly notify the Provider and, to the extent it can do so, itself assert privilege in opposition to that disclosure request. If necessary, Sellers and/or Buyer shall procure that Recipient accords with this provision.

8.8.	Subsequent recovery

If:

a)	Sellers make a payment in respect of a Claim (other than a Claim that relates to or is with respect to Taxes) (the “Damages Payment”);

b)	at any time after the making of such payment, the CLS Group Companies or Buyer receives any sum other than from Sellers which would not have been received but for the matter or circumstance giving rise to that Claim (the “Third Party Sum”);

c)	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

d)	the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate Buyer in full for the loss or liability which gave rise to the Claim in question (such excess being the “Excess Recovery”),

Buyer shall, promptly following receipt of the Third Party Sum by it or the Target, repay to Sellers an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment.

8.9.	Discharge

Immediately following Closing, Buyer hereby undertakes to cause the relevant shareholders of the CLS Group Companies to vote in favour of the full and complete discharge of the directors and officers of the CLS Group Companies for the period up to Closing.

Buyer declares in terms of article 112 of CO vis-à-vis all directors and officers of the CLS Group Companies, and Buyer shall not make, or shall procure, that the CLS Group Companies shall not make, any claim against any directors and officers of the CLS Group Companies in connection with the transaction contemplated by this Agreement.

8.10.	Remedies of Sellers

The provisions of this Section 8, including but without limitation, the right to cure, the notice requirement, the term of the representations and warranties, the exclusion of liability and the treatment of third party claims, shall mutatis mutandis (by analogy) apply in case of a misrepresentation or breach of representation or warranty of Buyer pursuant to Section 7.

8.11.	Remedies Exclusive

The remedies of this Section 8 shall be in lieu of, and not in addition to, the remedies provided for under the applicable statutory law. The Parties hereby waive, to the fullest extent admissible, any such other remedies provided for under the applicable statutory law. In particular, and without limitation to the foregoing, the Parties explicitly waive (i) any and all rights pursuant to Articles 192 et subseq. and 197 et subseq. CO as well as Article 97 et subseq. CO and Article 107 para. 2 CO and the rules of culpa in contrahendo, (ii) the right of contract rescission under Article 205 CO (Wandelung), , (iii) the right to challenge the validity of this Agreement for fundamental error under Article 24 paras. 1 to 4 CO, (iv) the exclusion of liability for defects known by the buyer as set forth in Article 200 CO, and (iv) the time limitations set forth in Article 210 CO. For the avoidance of doubt, nothing in this Agreement shall limit a Party in asserting claims based on fraudulent misrepresentation pursuant to Article 28 CO (Täuschung) and Article 199 CO.

Buyer acknowledges and confirms that any and all facts and circumstances of importance in terms of Article 24 CO to enter into this transactions contemplated under this Agreement have been asked for during the due diligence and are disclosed in the Disclosure Documents.

9.	Covenants by the Sellers

9.1.	Covenants prior to Closing

(a)	The Sellers shall or shall procure that the CLS Group Companies, from the date of this Agreement until Closing shall continue to operate their Business as a going concern, in the ordinary and usual course of business and consistent with prior practice and substantially in compliance with the current investment policies of the budget for the business year 2014 at all times from the date of this Agreement through the Closing Date.

(b)	Subject to applicable law, from and including the date of this Agreement to Closing, the Sellers shall provide, and shall cause their representatives to provide to the Buyer and the Buyer’s legal and financial advisors and auditors with direct access to Key Persons or theirs designees, and to respond to their requests for any information concerning the Group Companies as the Buyer may reasonably request in order to facilitate integration and closing activities.

(c)	The Company shall maintain in full force and effect all insurance policies of the CLS Group Companies in effect on the date hereof and shall pay all premiums and take all action necessary to ensure that such policies will be in full force and effect on the Closing Date and available for the Buyer to seek recovery with respect to covered claims occurring prior to the Closing.

(d)	The Sellers shall use reasonable best efforts to cause each member of the board of directors and the statutory auditor of the Company, to sign on or before the Closing a release, substantially in the form attached hereto as Exhibit 9.1.c).

(e)	The Sellers shall use reasonable best efforts to negotiate and agree on the final form of the Escrow Agreements with Kendris Ltd, Zurich, or an alternate escrow agent reasonably acceptable to the parties, on or before the Closing Date.

(f)	Unless specifically provided otherwise in this Agreement, or except for in Ordinary Course of Business, the Sellers shall procure that none of the CLS Group Companies shall, without prior written approval of the Buyer (or, if applicable Merger Control Laws do not so permit, prior consultation of Buyer), such approval not to be unreasonably withheld, delayed or conditioned do, or agree to do, any of the following from the date of this Agreement through to and including the Closing:

a.	directly or indirectly solicit, discuss, negotiate or enter into any agreement or understanding with any third party regarding the sale of the Shares or any other transaction involving the sale or transfer of shares in, or of the assets or business conducted by, the Target Companies;

b.	make any material change in the terms of employment of any director, officer or employee of any of the CLS Group Companies other than in accordance with the existing agreements disclosed to the Buyer prior to the execution of this Agreement (including any termination of any such agreement) or normal past practice;

c.	form, enter into, vary, terminate or withdraw from any material partnership, consortium, or joint venture;

d.	issue or create any obligation to issue any shares of the CLS Group Companies or equity-linked securities;

e.	transfer any shares that are directly or indirectly held by any CLS Group Company to a third party or transfer any assets of any CLS Group Company to a third party, other than in the Ordinary Course of Business;

f.	increase or reduce or otherwise change the share capital or capital structure, or grant any new option or conversion rights on the equity of any of the Group Companies;

g.	make, increase or extend any loan or advance or grant any credit to any third person;

h.	grant, create or allow to be created any Security Interest over any of its assets other than charges arising by operation of law or in the Ordinary Course of Business;

i.	borrow any money from, incur any Indebtedness or other liability against a third party, enter into, increase or extend any loan, guarantee, indemnity or other liability in excess of CHF 100,000 in the aggregate, except as under the existing credit line agreements with Credit Suisse;

j.	liquidate any of the CLS Group Companies or effect any insolvency proceedings, mergers, acquisitions, reorganization and consolidation involving or with respect to any of the CLS Group Companies;

k.	declare, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Shares or to any of the CLS Group Companies’ capital stock, except for dividends to another wholly owned CLS Group Company;

l.	Change the accounting, financial or tax procedures, principles or practice of the CLS Group Companies in effect at the date of this Agreement.

m.	do anything that would materially interfere with the consummation of the transactions contemplated by this Agreement taken as a whole;

n.	execute any Contracts or enter into any negotiations with any third party that would materially inhibit or impair the consummation of the transactions contemplated by this Agreement taken as a whole;

•	. entering into, amending or terminating any of the following contracts:

(i)	customer Contracts having a value exceeding CHF 1,000,000.00, and all other Contracts having a value exceeding CHF 500,000.00;

(ii)	financing contracts, credit and loan agreements; and

(iii)	settlements of past or present claims or cases.

(g)	Buyer acknowledges and agrees that any measure that is necessary in the view of Sellers and/or the CLS Group Companies to implement the Project Sunrise, shall be exempted from the restrictions pursuant to this Section 9.1.

(h)	Each Seller hereby undertakes fully and promptly to inform Buyer whenever it contemplates to do, or cause to be done, or propose to be done, a transaction that is or may be effected by the restrictions set forth in Section 9.1.(g).

9.2.	Covenants by the Sellers post Closing

(a)	The Restricted Sellers each undertake to the Buyer (for the benefit of the Buyer and each Buyer’s Affiliate) that they shall not during the Restricted Period, either on their own account or in conjunction with or for the benefit of any other person, directly or indirectly, in any capacity whatsoever (including whether acting as principal or as an officer, or consultant of a third party):

(i)	carry on or be concerned, engaged, or interested in or advise or consult with or to any Restricted Business (other than as a holder of interests in securities admitted to trading on any stock exchange and representing less than five per cent (5%) in number of all securities of the same class and designation so admitted to trading);

(ii)	entice away (or solicit or endeavor to entice away) from their employment (or other engagement) by the Buyer or any Buyer’s Affiliate or employ or engage (or offer to employ or engage) in any capacity (including as an officer or employee any person who is an officer, employee of any of the CLS Group Companies at the date on which the Restricted Sellers ceases to be employed by any of the CLS Group Companies; or

(iii)	induce or encourage any person who is an officer, employee, consultant, or customer of any of the CLS Group Companies at Closing (or who is an officer, employee, consultant or customer of such company at any time during the six (6) months prior to the date on which the Restricted Sellers cease to be employed by any of the CLS Group Companies) to breach or otherwise not comply with any covenant or obligation owed by such person to any of the CLS Group Companies;

it being understood that the covenant of this Section 9.2a) ceases if the employer terminates the employment relationship without the concerned Restricted Seller having given him any important cause to do so, or if the concerned Restricted Seller terminates the employment relationship for good cause attributable to the employer.

(b)	The Parties agree and acknowledge that each of the covenants contained in Section 9.2 is reasonable and necessary for the protection of the Buyer’s legitimate interests in the goodwill of the business of the CLS Group Companies. Each of the covenants contained in Sections 9.2. shall be construed as a separate and independent covenant, not subject to the Cap, and shall be enforceable by the Buyer (and by each Buyer’s Affiliate) separately and independently of any right to enforce any one or more of the other covenants contained in Section 9.

(c)	Without prejudice to any other remedy which may be available, the Buyer (and, any Buyer’s Affiliate) shall be entitled to seek injunctive or other equitable relief in relation to any breach or prospective breach of any covenant in clause Sections 9.2.

(d)	No breach of Sections 9.2. (c) and (d) shall arise by reason of:

a.	any public advertisement (including, but not limited to, placing advertisements online (Internet) in journals and newspapers) being made inviting applications for any position of employment or other engagement;

b.	the receipt of responses to any such public advertisement or other enquiry as to the availability of any position of employment or other engagement; and

c.	any person offering such employment or other engagement to any such respondent or enquirer; and.

d.	any person thereafter employing or engaging any such respondent or enquirer, provided that

e.	such public advertisement was not intentionally and specifically directed at any officers, managers or employees of the Company; and

no communication was made specifically by (or on behalf of, at the direction of, or with the approval or knowledge of) the Restricted Sellers to relevant any officers or employees of the Company directing them to the fact that such public advertisement was so made or indicating that they should make any such enquiry.

10.	Escrows

(a)	The Sellers and Buyer agree, prior to Pre-Closing to jointly appoint Kendris Ltd., Zurich (or any other suitable person as agreed between the Sellers’ Representative and the Buyer) as third party escrow agent for and under the provisions of the Reps and Warranties Escrow Agreement, the Closing Cash Escrow Agreement and the Pre-Closing Escrow Agreement. The escrow agents shall set up in the name of Buyer and the Sellers’ Representative, for the account of the Buyer and the Sellers’ Representative, the respective accounts.

(b)	The costs of the Reps and Warranties Escrow Agreement and the Closing Cash Agreement will be shared between the Sellers and the Buyer 50/50, the costs of the Pre-Closing Escrow Agreement shall be borne by the Buyer alone.

11.	Press Releases and other Public Announcements

Following the date of this Agreement, all public announcements or press releases issued in connection with the transactions contemplated by this Agreement shall only be published after Buyer and Sellers shall have consulted and agreed on the contents of such public announcements or press releases. Nothing in this Agreement shall restrict or prohibit:

a)	any announcement or disclosure required by statutory law or by any competent judicial or regulatory authority or by any competent securities exchange (in which case the parties shall cooperate in good faith in order to agree on the content of any such announcement prior to it being made);

b)	Buyer, Sellers or the CLS Group Companies from informing customers after Closing of the fact that Buyer took control of the CLS Group Companies provided, however, that no details to the terms and conditions, including but not limited to the Consideration, of this Agreement shall be disclosed at any time.

12.	Taxes, Costs and Expenses

12.1.	Taxes

If applicable, each party shall pay the Swiss securities transfer tax (Umsatzabgabe) of the Consideration for the Shares, payable in connection with the transactions contemplated under this Agreement which such party is incurring.

12.2.	Indemnity for Indirect Partial Liquidation

In the event that Buyer takes in the five year period after the Closing Date any actions which may be determined by the Swiss Federal and / or Cantonal Tax Authorities to qualify as indirect partial liquidation, the provisions of this Section 12.2 shall apply. For the avoidance of doubt, the term indirect partial liquidation shall be construed in line with Art. 20a Direct Federal Tax Act (Bundesgesetz über die direkte Bundessteuer), Art. 7a Federal Tax Harmonization Act (Steuerharmonisierungsgesetz) and the respective cantonal regulations and circular letter 14 of November 6, 2007 of the Swiss Federal Tax Administration as interpreted and practiced by the competent tax authorities from time to time.

The Buyer shall use commercially reasonable best effort to receive, prior to implementing any measures as set forth in the precedent paragraph, a tax ruling confirming that there will be no adverse indirect partial liquidation taxation for the Sellers. The submission of a respective tax ruling is, however, subject to Sellers’ Representative consent, such consent not to be unreasonably withheld or delayed. Furthermore, Buyer shall inform Sellers about the outcome of such ruling request.

The Buyer shall indemnify and hold Sellers harmless from and against all taxes in the case of a taxation upon indirect partial liquidation. The Buyer shall indemnify and hold Sellers harmless from any and all reasonable costs incurred as a direct result of Sellers’ action relating to a tax liability pursuant to the preceding sentence which the Seller has not actually paid.

The Buyer shall in the case of a subsequent disposal of share interest in the Company include the same restrictions and the obligation to include such clause in any subsequent SPA during the five year blocking period counted as per Closing.

Each Seller shall inform the Buyer immediately once he / she has knowledge of a taxation due to an indirect partial liquidation. Each Seller hereby grants the Sellers’ Representative with a power of attorney related to the tax matters described in this Section 12.12.

12.3.	Costs and Expenses

Each Party shall bear its own costs and expenses (including advisory fees) incurred in the negotiation, preparation and completion of this Agreement.

Notwithstanding the foregoing, if a Party has caused this Agreement not to be consummated by a fraudulent or grossly negligent act or behavior, it shall reimburse the other Party or Parties for all costs and expenses incurred by such Party or Parties in view of this Agreement, including without limitation fees of legal and financial advisors, reasonable out-of-pocket expenses, and any other direct damages suffered as a result of a failure to close this Agreement.

13.	General Provisions

13.1.	Effect on Third Parties

No person other than the Parties shall have any rights or benefits under this Agreement, and nothing in this Agreement is intended to confer on any person other than the Parties hereto any rights, benefits or remedies.

13.2.	No Set-Off

Neither Party shall be entitled to set-off any claim made by the other Party under or in connection with this agreement against a claim it has itself against such other Party, regardless of whether such counter-claim has arisen under or in connection with this agreement or otherwise.

13.3.	Notices

All notices or other communications to be given under or in connection with the Agreement shall be made in writing and shall be delivered by registered mail and by telefax to the following addresses:

if to Buyer:

Lionbridge International
3 West Pier Business Campus
Dun Laoghaire, Co. Dublin, Ireland

with copies (which shall not constitute a notice) to:

Lionbridge Technologies, Inc.
to the General Counsel
1050 Winter Street, Waltham, MA 02451, United States of America

with copies (which shall not constitute a notice) to:
VISCHER Ltd.
attn. Dr. Matthias Staehelin
Aeschenvorstadt 4
4010 Basel
Switzerland
fax: +41 58 211 33 10

if to Sellers:

Sellers’ Representatives:

Wenger & Vieli Ltd.
Dufourstrasse 56
P.O. Box 1285
CH-8034 Zurich
Switzerland
fax: +41 58 958 59 59
e-mail: c.schmid@wengervieli.ch
attention: Dr. Christoph Schmid

with copies (which shall not constitute a notice) to:
Zurmont Madison Management AG Eisengasse 15 CH-8008 Zurich Switzerland e-mail: ziegler@zurmontmadison.ch

13.4.	attention: Mr. Andreas Ziegler Entire Agreement

This Agreement, including the Schedule, the Exhibits and any other documents referred to herein, constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements or understandings of the parties relating hereto. This Agreement, including the Schedule, the Exhibits and any other documents referred to herein, shall be binding on all successors and assignees of the parties hereto. All references to this Agreement shall be deemed to include the Schedule and the Exhibits hereto.

13.5.	Relationship to Shareholders’ Agreement

The Sellers, together being all parties to the Shareholders’ Agreement, agree that in case of a conflict or inconsistencies between the provisions of this Agreement and the Shareholders’ Agreement, this Agreement shall prevail and the Sellers hereby grant all consents and waivers required by the Shareholders’ Agreement in view of the conclusion and implementation of this Agreement.

13.6.	Amendments and Waivers

This Agreement may only be modified or amended by a document signed by all parties. Any provision contained in this Agreement may only be waived by a document signed by the party waiving such provision.

13.7.	No Assignment

The Parties shall not assign this Agreement or any rights or obligations hereunder to any third party without the prior written consent of Sellers’ Representative (if the assignment is proposed to be undertaken by Buyer) or the Buyer (if the assignment is proposed to be undertaken by Sellers), or Buyer and Sellers (if the assignment is proposed to be undertaken by any or several Sellers). Notwithstanding the foregoing, the Buyer shall be entitled to freely assign any and all rights and/or obligations under this Agreement to any third party for financing purposes as long as it remains for any transferred obligations jointly liable.

13.8.	Severability, Good Faith

Should any part or provision of this Agreement be held to be invalid or unenforceable by any competent court, governmental or administrative authority having jurisdiction, the other provisions of this Agreement shall nonetheless remain valid. In this case, the parties shall endeavor to negotiate a substitute provision that best reflects the economic intentions of the parties without being unenforceable, and shall execute all agreements and documents required in this connection.

13.9.	Confidentiality

The Parties undertake to keep all information obtained in the course of the due diligence and in any negotiations and discussions prior to or after Closing in strict confidence, and further undertake not to disclose any such information to third parties, and all parties to this Agreement shall in all respects keep confidential and not at any time disclose to anyone or use for their own or any other person’s benefit or to the detriment of the other Party or Parties any confidential information, in each case unless:

a)	a Party is required to do so by a competent court or administrative authority under compulsory law;

b)	a Party is required to do so under applicable stock exchange regulations;

c)	such information is already in the public domain by reason other than a breach of this confidentiality undertaking;

The existing confidentiality agreement, executed by the Parties, shall be fully replaced by this Section 13.9 and shall be terminated as of the date of this Agreement.

Notwithstanding the foregoing, the Parties are entitled to disclose all information obtained in the course of the due diligence and in any negotiations and discussions prior to or after Closing to their legal and financial advisors, as well as their lenders.

13.10.	Appointment of Sellers’ Representative

(a)	Each of the Sellers hereby designates Wenger & Vieli Ltd., Zurich as its representative and agent (the “Sellers’ Representative”) to execute any and all instruments or other documents on behalf of the Sellers, and to do any and all other acts or things on behalf of the Sellers, which Sellers’ Representative may be required pursuant to this Agreement, the Escrow Agreements or otherwise, in connection with the consummation of the transactions contemplated hereby or in accordance with any instructions given by the Sellers that hold 80% of the outstanding Shares held by all Sellers as of the Closing (the “Qualifying Vote”). Each Seller hereby irrevocably appoints, and consents to the designation of Wenger & Vieli Ltd., Zurich its successor or its designee, to act as such Seller’s attorney in fact and agent, with full power of substitution, to act in the name, place and stead of such Seller with respect to the matters identified herein or arising hereunder (but subject to the receipt of the Qualifying Vote in connection with each matter), including the power:

a)	to act for such Seller with regard to matters pertaining to indemnification referred to in this Agreement;

b)	to execute and deliver on behalf of such Seller all Transaction agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents Sellers’ Representative deems appropriate in connection with responding to, compromising or settling any claims made pursuant to this Agreement and the Escrow Agreements;

c)	to give and receive all notices and communications to be given or received under this Agreement and the Escrow Agreements and to receive service of process in connection with any claims under this Agreement and the Escrow Agreements; and

d)	to take all other actions which under this Agreement and the Escrow Agreements may be taken by Sellers’ Representative.

(b)	The death or incapacity of any Seller shall not terminate the agency and power granted hereby to Sellers’ Representative. In the event that the Sellers’ Representative resigns for any reason, the Sellers’ Representative shall select another representative to fill such vacancy. In the event that the Sellers’ Representative dies or is otherwise incapacitated, the Sellers that held a majority of the outstanding Shares held by all Sellers as of the Closing shall select another representative to fill such vacancy. Except as expressly provided herein, neither the Buyer nor after the Closing the Company shall be responsible for any fees or expenses of the Sellers’ Representative. The Buyer shall be entitled to assume that any instructions or communications received by it from the Sellers’ Representative, or actions taken by the Sellers’ Representative have been properly authorized by way of a Qualifying Vote and the Buyer shall be under no duty to enquire nor have any liability with respect thereto.

13.11.	Governing Law

This Agreement shall be exclusively governed by and construed in accordance with the substantive laws of Switzerland, with the exclusion of the Vienna Convention on the International Sale of Goods dated April 11, 1980.

13.12.	Dispute Resolution

Any dispute, controversy, or claim arising out of, or in relation to, this agreement, including the validity, invalidity, breach, or termination thereof, shall be resolved by arbitration in accordance with arbitration rules of the International Chamber of Commerce (ICC) in force on the date on which the Notice of Arbitration is submitted in accordance with these Rules.

The number of arbitrators shall be three. The seat of the arbitration shall be London, England. The arbitral proceedings shall be conducted in English.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow.]

Zurich, 9 November 2014

Sellers1:

Zurmont Madison Private Equity LP

/s/	/s/

Seller 2:
CHD Coinvest Ltd.
/s/	/s/

Sellers 3
Management Shareholders
Zurich, Switzerland, 9 November 2014	/s.

Place/Date

Waltham, Massachusetts, USA November 9, 2015 Buyer:
LIONBRIDGE INTERNATIONAL
/s/ Rory J. Cowan

Rory J. Cowan, Director

Exhibit A – Ownership Structure Target Companies

The interests in Tuscany are held by:

Name	Interest / Share Capital
Seller 1	Total 90% of Tuscany
share capital: CHF 25,380,000.00

Each investor is listed on Schedule 1a hereto	Percentage of each investor in Tuscany listed on Schedule 1a hereto

Seller 2	10% of Tuscany share capital: CHF 2,820,000.00

The interests in CLS Holding are held by:

Name	Interest / Share Capital
Tuscany	68.9% of CLS Holding (subject to adjustment on or before Pre-Closing)

Management Shareholders	Total 30.7% of CLS Holding (subject to adjustment on or before Pre-Closing)

Own (Treasury Shares)	0.4 percent of CLS Holding

Each Management Shareholder is listed on Schedule 1b hereto	Percentage of each Management Shareholder in CLS Holding is listed on Schedule 1b hereto

Exhibit B – Subsidiaries

The Subsidiaries are located in:

Name	Legal Seat / Location
CLS Communication AG	Opfikon, Switzerland

CLS 4-Text GmbH	Berlin, Germany

CLS Communication GmbH	Frankfurt am Main, Germany

CLS Communication S.A.R.L.	Paris, France

CLS Communication Limited	London, UK

CLS Communication S.L.	Madrid, Spain

CLS Communication A/S	Copenhagen, Denmark

CLS Lexi-tech Ltd.	Moncton, New Brunswick, Canada

CLS Communication Holding Limited	Saint John, New Brunswick Canada

CLS Communication Inc.	Jersey City, New Jersey, USA

CLS Communication HK Limited	Hong Kong, PR China

CLS Communication (Shanghai) Co. Ltd. (i.e., the newly founded company in connection with Project Sunrise)	333 Cao Xi Road (North), Shanghai, PR China

CLS Communication Asia Pacific Pte. Ltd.	Singapore

Exhibit 1 – Definitions and Interpretation

Capitalized terms in this Agreement have the meanings assigned to them as follows:

Affiliate	means in relation to any corporate body, a company, corporation or other legal entity that is controlled by, under common control with, or controls any such body.

Agreement	means this Share Purchase Agreement including all of its Exhibits and related documents.

Assignee Affiliates	has the meaning given in Section 2.1.

Benefit Plan
shall mean any written or oral plan, agreement or arrangement involving direct or indirect compensation, including pension, lump sum, gratuity, insurance coverage, life assurance, fringe benefits, severance benefits, disability benefits (including life assurance, private medical or dental coverage and long
term disability benefits), deferred compensation, bonuses,
commissions, stock options, stock purchase, phantom stock,
stock appreciation or other forms of incentive compensation or post-retirement compensation. Notwithstanding anything of the foregoing, Benefit Plan shall not include any (i) Swiss pension plan under the Swiss Federal Act on Occupational Retirement,
Survivors’ and Disability Pension Plans (BVG) (the Swiss
Pension Plan) and (ii) any mandatory employee benefit or
mandatory social security contribution that are required by
statutory applicable law.

Business	has the meaning given in the preamble C.

Business Day	is a day other than Saturday, Sunday or another day on which commercial banks in the city of Zurich, Switzerland, are authorized or required by law to close.

Business Employees	shall mean all employees of any of the CLS Group Companies who have performed or are performing services related to the Business.

Business Intellectual Property
shall mean the Intellectual Property owned by or licensed to any of the CLS Group Companies and covering, incorporated in, underlying or used in connection with the Customer Deliverables or the Internal Systems.

Buyer	has the meaning given on the cover page.

Cap	has the meaning given in Section 8.3.(b).).

Closing	has the meaning given in Section 3.1.

Closing Date	has the meaning given in Section 3.1.

Closing Memorandum	has the meaning given in Section 4.5.1.

CLS Group Companies	has the meaning given in the preamble B.

CLS Holding	has the meaning given on the cover page.

CLSH Purchase Price	has the meaning given in Section 2.2.1.

CLSH Shares	has the meaning given in the preamble D.

CO	means the Swiss Code of Obligations, as in effect and restate from time to time (SR 220).

Consideration	has the meaning given in Section 2.2.1.

Contract	shall mean any note, bond, mortgage, indenture, license, agreement, contract or lease, including all amendments thereto.

Customer Deliverables	shall mean the services that any of the Subsidiaries (i) currently provide, or (ii) have provided within the previous three (3) years, or (iii) currently plan to provide in the future.

Damages Payment	has the meaning given in Section 8.8 (a).

Data Breach
means any data security breach involving personal data,
including any unauthorized access, disclosure, use,
modification, corruption, loss or theft of any personal data, computer equipment, systems or networks of the Company or any
Subsidiary upon or in which personal data is stored.

De Minimis Amount	has the meaning given in Section 8.3. (a).).

Disclosure Letter	has the meaning given in Section 5.

Environmental Law
shall mean any law, statute, rule, order, directive, judgment,
Permit or regulation or the common law relating to the
environment, occupational health and safety, or exposure of
persons or property to materials of environmental concern,
including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment,
storage, disposal, generation, transportation, handling,
distribution, manufacture, processing, use, import, export,
labeling, recycling, registration, investigation or remediation of materials of environmental concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii)
groundwater and soil contamination; (iv) the release,
threatened release, or accidental release into the environment, the workplace or other areas of materials of environmental
concern, including emissions, discharges, injections, spills, escapes or dumping of materials of environmental concern (v)
transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know
disclosures with respect to materials of environmental concern;
(vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons.

Escrow Account	has the meaning given in Section 10.(a).).

Escrow Agent	has the meaning given in Section 10.(a).).

Escrow Amount	has the meaning given in Section 3.3.2.b).).

Exhibit	means any written instrument with reference to a specific Section of, mentioned as such in and attached to this Agreement.

Financial Statements	means Target Financial Statements and the Subsidiary Financial Statements.

Government Contract
shall mean any agreement with any Governmental Entity for the provision of goods or services to or for the use by such
Governmental Entity, or providing for the transfer of funds or in-kind support by such Governmental Entity in furtherance of a public purpose, or any subcontract at any tier entered into in furtherance of such an agreement.

Governmental Entity
shall mean any government or political subdivision or
regulatory authority, whether federal, state, provincial,
territorial, local or municipal, or any agency or
instrumentality of any such government or political subdivision or regulatory authority, or any foreign or domestic, federal, state, provincial, territorial, local or municipal court or
similar tribunal.

Indebtedness
mean indebtedness of aa CLS Group Company for borrowed money.
For the avoidance of doubt, Indebtedness shall include any
capitalized lease obligations but shall not include the
endorsement of negotiable instruments for collection in the
Ordinary Course of Business.

Indemnified Party	has the meaning given in Section 8.(a).).

Indemnifying Party	has the meaning given in Section 8.(a).).

Intellectual	shall mean all:
Property
(a) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional,
reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and
applications for registrations;
(b) trademarks, service marks, trade dress, Internet domain
names, logos, trade names and corporate names and registrations and applications for registration thereof;
(c) copyrights and registrations and applications for
registration thereof;
(d) computer software, data and documentation;
(e) inventions, trade secrets and confidential business
information, whether patentable or non-patentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information;
(f) other proprietary rights relating to any of the foregoing
(including remedies against infringements thereof and rights of protection of interest therein under the laws of all
jurisdictions); and
(g) copies and tangible embodiments thereof.

Internal Systems	shall mean the internal systems of any of the CLS Group Companies, including computer hardware systems, software applications and embedded systems.

Investment Shareholder	has the meaning given on the cover page.

Key Person(s)	are the following employees of CLS Group Companies:
1. Mr. Matthias Trümpy 2. Dr. Elisabeth Maier 3. Ms. Elke Faundez 4. Mr. Martin Nyfeler 5. Dr. Thomas Gaugler 6. Mr. Larry Rogers

Lease	shall mean any lease or sublease pursuant to which any Subsidiary leases or subleases from another party any real property that is used in the Business.

Legal Proceeding	shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator, mediator or ombudsman.

Long Stop Date	has the meaning given in Section 3.1.(a).).

Loss
shall mean any and all debts, obligations and other liabilities
(whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or
otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses, and expenses (including
amounts paid in settlement, interest, court costs, costs of
investigators, reasonable fees and expenses of attorneys,
accountants, financial advisors and other experts, and other expenses of litigation). Loss shall not include (and no party shall have any indemnification rights with respect to),
punitive damages and other special damages regardless of the legal theory; provided, however, that any of the foregoing
amounts payable in connection with the settlement or
satisfaction of a judgment with respect to any Third Party
Action shall constitute actual Loss. Whether or not indirect and/or consequential damages or lost profit are regarded as
Loss shall be deferred to the decision of the arbitrator
pursuant to 13.12.

Management Shareholders	has the meaning given on the cover page.

Material Adverse Effect
shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the financial condition or results of operations of CLS Holding and its Subsidiaries, taken as a whole, (i) (a) for the purpose of the closing conditions pursuant to Section 3.2.2, resulting in the consolidated revenues of CLS Holding and its Subsidiaries in October and November 2014 together being an amount equal to or below CHF 13,3 Mio. determined in accordance with past
practice, (b) for the purpose of the closing conditions
pursuant to Section 3.2.2, the adjusted EBITDA of CLS Holding and its Subsidiaries in October and November 2014 together
being at or below CHF 1.74 Mio. determined in accordance with past practice, or (c) any other change which fundamentally and lastingly impairs the value of CLS Holding and its
Subsidiaries, taken as a whole; and (ii) and for any other
purpose of this Agreement, resulting in a Loss equal CHF 2 mio.
or more. Notwithstanding the foregoing, Material Adverse Effect shall in particular not include any adverse change or effect arising out of (i) changes in general economic or political
conditions or the financing or capital markets in general or changes in currency exchange rates, (ii) changes in laws or
interpretations thereof by any Governmental Entity or changes in accounting requirements or principles, (ii) changes
affecting generally the industries or markets in which CLS and its Subsidiaries conduct business which do not have a
disproportionate impact on CLS and its Subsidiaries, taken as a whole, (iv) the consummation of the transactions contemplated hereby or any actions by the Sellers taken pursuant to this
Agreement or in connection with the transactions contemplated hereby, (v) any natural disaster or any acts of terrorism,
sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (vi) any action required to be taken under any law or order or any existing Contract by which any of the CLS Group Companies (or any of their
respective properties) is bound. The terms “material”,
“materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Material Adverse Effect.

Material Contracts	has the meaning given in Section 6.9.(a).).

Notice of Arbitration	has the meaning given to it in the applicable arbitration rules.

Notice of Breach	has the meaning given in Section 8.2.(b)

Ordinary Course of Business	shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

Party/-ies	has the meaning given on the cover page.

Permits	shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity.

Permitted Leakage	has the meaning given in Section 2.2.2.

Permitted Security Interests
shall mean (i) Security Interests reflected in the Financial
Statements or in the Disclosed Documents, (ii) Security
Interests consisting of statutes, laws, codes, regulations,
governmental rules, zoning or planning restrictions or other regulations, (iii) any other easements, Permits, restrictive covenants, encroachments and other restrictions or limitations on the use of real property or irregularities in, or exceptions to, title thereto which would not reasonably be expected to
have a Business Material Adverse Effect, (iv) Security
Interests for current taxes, assessments or governmental
charges or levies not yet due and payable or being contested in good faith, (v) Security Interests of landlords, carriers,
warehousemen, mechanics, suppliers, material men or repairmen arising from the Ordinary Course of Business and (vi) Security
Interests that are considered immaterial, financially or
otherwise.

Privacy Incident	has the meaning given in Section 6.23.

PRC	means People’s Republic of China.

Project Sunrise
means a structural change within the CLS Group Companies that will result in the replacement of CLS Communication (Shanghai)
Co. Ltd., i.e. the actual Subsidiary located in Shanghai, PRC, by a newly formed legal entity located in Shanghai, PRC, which will be fully owned (100 per cent) by CLS Communication Asia
Pacific Pte Ltd., the Subsidiary located in Singapore. See
Dataroom for further disclosure.

Provider	has the meaning given in Section 8.7.(g).

Qualifying Vote	has the meaning given in Section 13.10.

Q&A Responses
Means the specific written responses provided under the column
“Answers”, without qualification as to knowledge or
materiality, and excluding any verbal responses or cross
references to document in the Data Room.

Real Property	shall mean each item of real property owned by any of the CLS Group Companies.

Recipient	has the meaning given in Section 8.7.(g).

Restricted Business	means the business as conducted by the Company as at Closing, and any business which competes with such business of the Company as at Closing

Restricted Period	means the period of 12 months from the date of Closing Date (except for Mr. Matthias Trümpy, for whom it means the period of 18 months from the date of Closing Date)

Restricted Sellers	means each of the following Sellers:
1. Mr. Matthias Trümpy 2. Dr. Elisabeth Maier 3. Ms. Elke Faundez 4. Ms Doris Albisser 5. Dr. Thomas Gaugler

Restricted Countries	shall, as of the date of this Agreement, mean Cuba, Iran, North Korea, Sudan, and Syria, for all transactions from Canada shall also mean Belarus

Restricted Party Lists
Lists include, but are not limited to, the list of sanctioned entities maintained by the United Nations; the Specially
Designated Nationals List and the Sectoral Sanctions
Identifications List, as administered by the U.S. Department of the Treasury Office of Foreign Assets Control; the U.S. Denied
Persons List, the U.S. Entity List, and the U.S. Unverified
List, all administered by the U.S. Department of Commerce; the entities subject to restrictive measures and the Consolidated
List of Persons, Groups and Entities Subject to E.U. Financial
Sanctions, as implemented by the E.U. Common Foreign & Security
Policy; the List of Excluded Individuals / Entities, as
published by the U.S. Health and Human Services – Office of
Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act;
the list of persons and entities suspended or debarred from
contracting with the U.S. government; and similar lists of
restricted parties maintained by the Governmental Entities of the jurisdictions of import and export, to the extent such
lists have been adopted by the Swiss Confederation.

Section	any of the numbered clauses of this Agreement.

Security Interest
shall mean any mortgage, pledge, security interest,
encumbrance, charge or other lien (whether arising by contract or by operation of law) but, for the avoidance of doubts,
excluding statutory restrictions as set forth in the Articles of Association, e.g., transfer approval of the board of
directors (Vinkulierung).

Sellers’ Expenses
means, without duplication, (a) all of the fees, costs and
expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives, advisors and consultants) incurred on or prior to Closing by or on
behalf of, or to be paid by, any of the CLS Group Companies in connection with this Agreement, any related document or the
transactions contemplated by this Agreement, including (i) such fees and expenses of brokers and attorney (ii) fifty per cent
(50%) of the fees payable to the Escrow Agent in respect of the establishment and operation of the Escrow Account (it being
understood that the remaining fifty per cent (50%) of the
Escrow Agent’s fees and expenses will be payable by the Buyer at Closing); (b) any success, change of control or similar
bonuses payable to any Participant or consultant upon the
consummation of the transactions contemplated by this
Agreement, together with any employer-paid portion of any
employment and payroll Taxes related thereto, whether accrued, incurred or paid prior to, at or after Closing (including but not limited to payment of the fees of the members of the board of directors of CLS Group Companies and payment of a special bonus); (c) the cost of the “tail” directors’ and officers’
liability insurance policy covering the Company’s existing
directors and officers for the six-year period from and after
Closing; and (d) any costs related to the implementation in the course of Project Sunrise.

Seller(s) (1/2)	has the meaning given on the cover page.

Sellers’ Representative	has the meaning given in Section 13.10.

Senior Executive	has the meaning given in Section 6.11.(a).

Shareholders Agreement
Any agreement to which a Seller is a party and which regulates the voting or transfer of any of the Shares, in particular
shareholders’ agreement among several of the Sellers re CLSH
Shares and the pool agreement among the Management
Shareholders.

Shares	has the meaning given in the preamble D.

Subsidiary/ies	has the meaning given in the preamble B.

Target Companies	has the meaning given on the cover page.

Target Financial Statements	has the meaning given in in Section 6.2.(a).

Taxes
shall mean any and all taxes, charges, fees, duties,
contributions, levies or other similar assessments or
liabilities in the nature of a tax, including, without
limitation, income, gross receipts, ad valorem, premium,
value-added, net worth, capital stock, capital gains,
documentary, recapture, alternative or add-on minimum,
disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease,
service, service use, transfer, withholding, employment,
unemployment, insurance, national insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes of any kind whatsoever imposed by any state, local or foreign
government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

Third Party Claim	has the meaning given in Section 8.7.

Third Party Sum	has the meaning given in Section 8.8 b).

Threshold Amount	has the meaning given in Section 8.3.(a).

Transaction Agreements	has the meaning given in Section 5.c.

Tuscany	has the meaning given on the cover page.

Tuscany Adjustment	has the meaning given in Section 2.2.1.

Tuscany Shares	has the meaning given in the preamble D.

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